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As filed with the Securities and Exchange Commission on August 16, 2001.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Science Applications International Corporation
(Exact name of registrant as specified in its charter)

Delaware	95-3630868
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10260 Campus Point Drive
San Diego, California 92121
(858) 826-6000
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Douglas E. Scott, Esq.
Senior Vice President and General Counsel
Science Applications International Corporation
10260 Campus Point Drive
San Diego, California 92121
(858) 826-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sales to the public:
From time to time after the Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit*	Proposed maximum aggregate offering price	Amount of registration fee**

Class A Common Stock, par value $.01 per share	2,272,955	$31.37	$71,302,598	$17,826

*
Estimated solely for the purpose of calculating the registration fee.
**
Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement contains a combined prospectus that relates to 2,272,955 shares of the Registrant's Class A Common Stock being registered hereunder, and to 10,037,378 shares of the 114,500,000 shares of the Registrant's Class A Common Stock collectively registered on Registration Statement No. 333-43234 on Form S-3 previously filed by the Registrant on August 8, 2000 (the "Earlier Registration Statement"). Registration fees of $29,548 were previously paid in connection with the Earlier Registration Statement.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

12,310,333 Shares of Class A Common Stock

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

    SAIC is offering 10,800,000 shares of its Class A common stock to present and future employees, consultants and directors, which includes shares that are anticipated to be offered and sold directly by our stockholders in our limited market, which sales may be attributed to SAIC by the SEC.

    The selling stockholders are offering 1,510,333 shares of Class A common stock.

    Our certificate of incorporation limits a stockholder's right to transfer these shares. We have a right to repurchase the shares if a stockholder's employment or affiliation with us terminates.

    All stockholders who sell shares in our limited market, other than our retirement plans, will pay a 1% commission. We will receive proceeds only from sales of shares made directly by us. We will not receive any proceeds from sales made by our stockholders, even when such sales are attributable to SAIC by the SEC.

    Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 3 to read about factors you should consider before buying shares of our common stock.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The Class A common stock is not listed on any national securities exchange or the Nasdaq stock market. Our board of directors determines the price at which shares are purchased. They use a valuation process, which includes a formula and the assistance of an independent appraisal firm, to establish the stock price. The price of the shares on August 16, 2001 was $31.37.

The date of this prospectus is            , 2001

Science Applications International Corporation

    We provide diversified professional and technical services involving the application of scientific expertise to solve complex problems for both commercial and government customers worldwide. These services frequently involve computer and systems technology. Through one of our subsidiaries, Telcordia Technologies, Inc. (which we refer to as "Telcordia"), we provide software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry.

    We provide technical services mainly in the following market areas:

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  information technology

  •
  national security

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  telecommunications

  •
  health care

  •
  energy

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  environment

    Acquisitions, investments and joint ventures have contributed to a significant portion of our growth in revenues and profitability in recent years. We financed our acquisitions of businesses in fiscal years 2001, 2000 and 1999 primarily with cash from operations. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis. Although we have generally been successful in the past at identifying, completing and integrating into our company acquisitions, investments and joint ventures, we cannot assure you that we will be able to continue to do so. We also cannot assure you that we can accurately estimate the financial effects of these transactions on our business.

    Our principal office and corporate headquarters are located in San Diego, California at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000.

Risk Factors

    You should carefully consider the risks and uncertainties described below in your evaluation of us and our business. These are not the only risks and uncertainties that we face. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed and the price of our Class A common stock could decline.

RISKS RELATING TO OUR BUSINESS

A substantial percentage of our revenue is from U.S. government customers and the regional Bell operating companies

    We derive a substantial portion of our revenues from the U.S. Government in our capacity as a prime contractor or a subcontractor. The percentage of total revenues from the U.S. Government was 54% in fiscal year 2001, 52% in fiscal year 2000 and 50% in fiscal year 1999. Our revenues could be adversely impacted by a reduction in the overall level of U.S. Government spending and by changes in its spending priorities from year to year. Furthermore, even if the overall level of U.S. Government spending does increase or remains stable, the budgets of the government agencies with whom we do business may be decreased or our projects with them may not be sufficiently funded, particularly because Congress usually appropriates funds for a given project on a fiscal-year basis even though contract performance may take more than one year. In addition, obtaining U.S. Government contracts remains a highly competitive process and this has led to a greater portion of our revenue base being associated with contracts providing for a lower amount of reimbursable cost than we have traditionally been able to recover.

    Telcordia historically has derived a majority of its revenues from the regional Bell operating companies, which we call "RBOCs." The percentage of total Telcordia revenues from the RBOCs was 62% in fiscal year 2001, 53% in fiscal year 2000 and 62% in fiscal year 1999. In order for Telcordia to maintain or exceed historical growth rates, it will need to continue to increase its market share from the RBOCs and/or diversify its business by obtaining new customers. With the recent downturn in the telecommunications industry, Telcordia's business is more dependent on its business from the RBOCs and diversifying its business by obtaining new customers. Loss of business from the RBOCs could reduce revenues and have an adverse impact on our business.

    We have made progress in our efforts to diversify our business across a greater number of customers. However, we still remain heavily dependent upon the U.S. Government as our primary customer and the RBOCs are a major source of Telcordia's revenues. Our future success and revenue growth will depend in part upon our ability to continue to expand our customer base.

If we fail to implement our acquisition or investment strategy, our business could suffer

    We have historically supplemented our internal growth through acquisitions, investments or joint ventures. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis. Our acquisition and investment strategy poses many risks, including:

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  We may not be able to compete successfully for available acquisition candidates, complete future acquisitions and investments or accurately estimate their financial effect on our business
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  Future acquisitions, investments and joint ventures may require us to issue additional common stock, spend significant cash amounts or decrease our operating income
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  We may have trouble integrating the acquired business and retaining its personnel
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  Acquisitions, investments or joint ventures may disrupt our business and distract our management from other responsibilities
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  If our acquisitions or investments fail, our business could be harmed

We face increasing risks associated with our growing international business

    We expect our revenues from customers outside the U.S. to continue to increase in the future. Consequently, we are increasingly subject to the risks of conducting business internationally. These risks include:

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  unexpected changes in regulatory requirements
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  tariffs
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  political and economic instability
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  unfamiliar and unknown business practices and customs
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  restrictive trade policies
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  inconsistent product regulation
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  the cost of complying with a variety of laws
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  licensing requirements

    We do not know the impact that such regulatory, geopolitical and other factors may have on our business in the future.

    We have transactions denominated in foreign currencies because some of our business is conducted outside of the United States. In addition, our foreign subsidiaries generally conduct business in foreign currencies. We are exposed to fluctuations in exchange rates, which could result in losses and have a significant impact on our results of operations. This risk may be significant for entities such as INTESA, a Venezuelan joint venture in which we own 60%, that operate in a highly inflationary economy. Our risks include the possibility of significant changes in exchange rates and the imposition or modification of foreign exchange controls by either the U.S. or applicable foreign governments. We have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. We may use forward foreign currency exchange rate contracts to hedge against movements in exchange rates for contracts denominated in foreign currencies. We cannot assure you that a significant fluctuation in exchange rates will not have a significant negative impact on our results of operations.

Our business could suffer if we lose the services of Dr. Beyster or other key personnel

    Our success to date has been a result of the contributions of our founder and chief executive officer, J.R. Beyster (age 77), and, to a lesser extent, our other executive officers. Dr. Beyster and these executive officers are expected to continue to make important contributions to our success. The loss of any of these key personnel could materially affect our operations. We generally do not have long-term employment contracts with these key personnel nor do we maintain "key person" life insurance policies.

Unsuccessful resolution of the Telkom South Africa Arbitration could harm our business

    In March 2001, our Telcordia subsidiary filed a Demand for Arbitration with the International Chamber of Commerce in Paris, France initiating arbitration and seeking damages of approximately $130 million from Telkom South Africa related to a contract dispute. Telcordia contends that Telkom South Africa had breached the contract for, among other things, taking and using Telcordia software without paying for it, improperly refusing to accept software deliveries, failing to cooperate in defining future software releases, and failing to make other payments due under the contract. In May 2001, Telkom South Africa filed with the International Chamber of Commerce its Answer to Telcordia's Demand for Arbitration and its Counterclaims against Telcordia. Telkom South Africa contends that Telcordia breached the contract for, among other things, failing to provide deliverables compliant with the requirements of the contract at the times provided in the contract. Telkom South Africa also contends that Telcordia misrepresented its capabilities and the benefits that Telkom South Africa would receive under the contract. Telkom South Africa seeks substantial damages from Telcordia, including repayment of approximately $97 million previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234 million. Telcordia disputes Telkom South Africa's contentions and intends to vigorously defend against these claims while pursuing its own claims in the arbitration. Although the ultimate outcome of this matter is presently not determinable, an adverse resolution could harm our business. Protracted litigation, regardless of outcome, could result in substantial costs and divert management's attention and resources. In addition, an unfavorable resolution of the contract dispute could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

We face risks relating to Government contracts

    The Government may modify, curtail or terminate our contracts.  Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years; however, these programs are normally funded on an annual basis. The U.S. Government may modify, curtail or terminate its contracts and subcontracts at its convenience. Modification, curtailment or termination of our major programs or contracts could have a material adverse effect on our results of operations and financial condition.

    Our business is subject to potential Government inquiries and investigations.  We are from time to time subject to certain U.S. Government inquiries and investigations of our business practices due to our participation in government contracts. We cannot assure you that any such inquiry or investigation would not have a material adverse effect on our results of operations and financial condition.

    Our contract costs are subject to audits by Government agencies.  The costs we incur on our U.S. Government contracts, including allocated indirect costs, may be audited by U.S. Government representatives. These audits may result in adjustments to our contract costs. We normally negotiate with the U.S. Government representatives before settling on final adjustments to our contract costs. Substantially all of our indirect contract costs have been agreed upon through fiscal year 2000. We have recorded contract revenues in fiscal year 2001 based upon costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments and we may be required to reduce our revenues or profits upon completion and final negotiation of these audits.

If we fail to control fixed-price contracts, it may result in reduced profits or losses

    The percentage of our revenues from firm fixed-price contracts was 34% for the three months ended April 30, 2001, 36% for fiscal year 2001, 41% for fiscal year 2000 and 39% for fiscal year 1999. Because we assume the risk of performing a firm fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts.

If we fail to recover pre-contract costs, it may result in reduced profits or losses

    Any costs we incur before the execution of a contract or contract amendment are incurred at our risk, and it is possible that the customer will not reimburse us for these pre-contract costs. At April 30, 2001, we had pre-contract costs of $35,689,000. We cannot assure you that contracts or contract amendments will be executed or that we will recover the related costs.

An economic downturn could harm our business

    Our business, financial condition and results of operations may be affected by various economic factors. Unfavorable economic conditions may make it more difficult for us to maintain and continue our revenue growth. In an economic recession or under other adverse economic conditions, customers and vendors may be more likely to be unable to meet contractual terms or their payment obligations. A decline in economic conditions may have a material adverse effect on our business.

We may suffer adverse consequences if we are deemed to be an investment company

    We believe that we are actively engaged in the business of providing professional and technical scientific services, together with computer and systems technology, to our customers. However, in recent years we have made investments in public and private companies. In the future, depending on the value of these investments in relation to the financial statements as a whole, it is possible that we may be deemed to be an investment company. Investment companies are subject to registration under, and must operate in compliance with, the Investment Company Act of 1940 unless a particular exclusion or exemption applies. Although we currently are not required to register under this Act, fluctuations in the value of our investments or of our other assets may subject us to registration. As a result, we may be required to take various precautionary steps to avoid registration, including the disposition or acquisition of certain assets, which might not otherwise be taken. It would not be feasible for us to be regulated as an investment company because the Investment Company Act rules are inconsistent with our business strategy.

RISKS RELATING TO OUR INDUSTRY

Our business could suffer if we fail to attract, train and retain skilled employees

    The availability of highly trained and skilled professional, administrative and technical personnel is critical to our future growth and profitability. Competition for scientists, engineers, technicians, management and professional personnel is intense and competitors aggressively recruit key employees. Because of our growth and competition for experienced personnel, it has become more difficult to meet all of our needs for these employees in a timely manner. We intend to continue to devote significant resources to recruit, train and retain qualified employees; however, we cannot assure you that we will be able to attract and retain such employees on acceptable terms. Any failure to do so could have a material adverse effect on our operations.

Our failure to remain competitive could harm our business

    Our business is highly competitive, particularly in the business areas of telecommunications and information technology outsourcing. We compete with larger companies that have greater financial resources and larger technical staffs. We also compete with smaller, more specialized entities that are able to concentrate their resources on particular areas. In addition, we also compete with the U.S. Government's own in-house capabilities and federal non-profit contract research centers. To continue our success, we must provide superior service and performance on a cost-effective basis.

RISKS RELATING TO OUR STOCK

Because no public market exists for our stock, the ability of stockholders to sell our stock is limited

    There is no public market for the Class A common stock. The limited market maintained by our wholly-owned broker-dealer subsidiary, Bull, Inc., permits existing stockholders to offer our stock for sale only on predetermined trade dates. Generally, there are four trade dates each year; however, a scheduled trade date could be postponed or cancelled. Also, if there are insufficient buyers for the stock on any trade date, our stockholders may not be able to sell stock on the trade date. We are authorized but not obligated to purchase shares of Class A common stock in the limited market on any trade date, and, accordingly, our stockholders may be unable to sell all the shares they desire to sell.

Our stock price is determined by our board of directors and is not established by market forces

    Our stock price is not determined by a trading market of bargaining buyers and sellers. Our board of directors determines the price at which the Class A common stock trades by using the valuation process described under Determination of Offering Price. Our board of directors believes the stock price represents a fair market value; however, we cannot assure you that the stock price represents the value that would be obtained if our stock was publicly traded. The formula, which is one part of the valuation process, does not specifically include variables reflecting all financial and valuation criteria that may be relevant. In addition, our board of directors generally has broad discretion to modify the formula. Absent changes in the market factor used in the formula, which may change from quarter to quarter as appropriate to reflect changing business, financial and market conditions, and accounting and other impacts unrelated to our value, the mechanical application of the formula tends to reduce the impact of quarterly fluctuations in our operating results on the stock price because the formula takes into account our segment operating income for the four preceding quarters.

Future returns on our common stock may be significantly lower than historical returns

    We cannot assure you that the Class A common stock will provide returns in the future comparable to those achieved historically or that the price will not decline.

Changes in our business may increase the volatility of the stock price

    The stock price could be subject to significant fluctuations in the future. The volatility is expected to result from the impact on our stock price of:

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  our significant investments in publicly and privately traded companies and the volatility of the price of those companies' shares
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  the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in those business areas
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  the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

    Finally, the market factor used in the formula may change from quarter to quarter, as appropriate, to reflect changing business, financial, investment and market conditions.

The ability of a stockholder to sell or transfer our common stock is restricted

    Our certificate of incorporation limits our stockholders' ability to sell or transfer shares of Class A common stock in some circumstances. These restrictions include:

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  our right of first refusal to purchase shares a stockholder offers to sell to a third party other than in our limited market
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  our right to repurchase shares upon the termination of a stockholder's employment or affiliation with us

    The repurchase restriction does not apply to employees who qualify for our Alumni Program and who elect to have us defer our repurchase rights for five years.

Restrictions in our certificate of incorporation and bylaws may discourage takeover attempts that you might find attractive

    Our certificate of incorporation and bylaws may discourage or prevent attempts to acquire control of us that are not approved by our board of directors, including transactions in which stockholders might receive a premium for their shares above the stock price. Our stockholders may view such a takeover attempt favorably. In addition, the restrictions may make it more difficult for our stockholders to elect directors not endorsed by us.

Statement Regarding Forward-Looking Statements

    The information contained in this prospectus or in documents that we incorporate by reference or in statements made by our management includes forward-looking statements that involve a number of risks and uncertainties. A number of factors, including but not limited to those outlined in the Risk Factors, could cause our actual results, performance, achievements or industry results to be very different from the results, performance or achievements expressed or implied by these forward-looking statements.

    In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known or unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement is not a prediction of future events or circumstances and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. A forward-looking statement is usually identified by our use of certain terminology including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends," or by discussions of strategies or intentions. We are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

The Limited Market

    Since our inception, we have followed a policy of remaining essentially employee owned. As a result, there has never been a general public market for any of our securities. In order to provide liquidity for our stockholders, however, we have maintained a limited secondary market which we call the "limited market," through our wholly-owned, broker-dealer subsidiary, Bull Inc., which was organized in 1973 for the purpose of maintaining the limited market.

    The limited market permits existing stockholders to offer for sale shares of Class A common stock on predetermined days which we call a "trade date." Generally, there are four trade dates each year that typically occur two weeks after our quarterly board of directors meetings, currently scheduled for January, April, July and October. All shares of Class B common stock to be sold in the limited market must first be converted into 20 times as many shares of Class A common stock. All sales are made at the prevailing price of the Class A common stock determined by the board of directors pursuant to the valuation process described below.

    Employees, consultants and directors who have been approved by the board of directors or the operating committee of the board of directors may subscribe to purchase up to a specified number of shares of Class A common stock. In addition, the trustees or agents of our retirement and benefit plans may also purchase shares of Class A common stock for their respective trusts in the limited market. All sellers in the limited market (other than our retirement plans and us) pay Bull, Inc. a commission currently equal to 1% of the proceeds from such sales. No commission is paid by purchasers in the limited market.

    If the aggregate number of shares offered for sale in the limited market on any trade date is greater than the aggregate number of shares sought to be purchased by authorized buyers, offers by stockholders to sell 2,000 or less shares of Class A common stock (or up to the first 2,000 shares if more than 2,000 shares of Class A common stock are offered by any such stockholder) will be accepted first. Offers to sell shares in excess of 2,000 shares of Class A common stock will be accepted on a pro-rata basis determined by dividing the total number of shares remaining under purchase orders by the total number of shares remaining under sell orders. If, however, there are insufficient purchase orders to support the primary allocation of 2,000 shares of Class A common stock for each proposed seller, then the purchase orders will be allocated equally among all of the proposed sellers up to the total number of shares offered for sale.

    We are currently authorized, but not obligated, to purchase shares of Class A common stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and we, in our discretion, determine to make such purchases. In fiscal years 2001 and 2000, we purchased 7,625,797 and 2,010,309 shares, respectively, in the limited market which accounted for 67.7% and 20.4%, respectively, of the total shares purchased by all buyers in the limited market during fiscal years 2001 and 2000.

    During the 2001 and 2000 fiscal years, the trustees of certain of our retirement and benefit plans purchased an aggregate of 1,762,246 and 4,259,275 shares, respectively, in the limited market. These purchases accounted for approximately 15.6% and 43.2% of the total shares purchased by all buyers in the limited market during fiscal years 2001 and 2000, respectively. Such purchases may change in the future, depending on the levels of participation in and contributions to such plans and the extent to which such contributions are invested in Class A common stock.

    To the extent that purchases by the trustees of our retirement and benefit plans decrease and purchases by us do not increase or decrease, the ability of stockholders to resell their shares in the limited market will likely be adversely affected. Although all shares of Class A common stock offered for sale were sold in the limited market on each trade date occurring during the last two fiscal years, we cannot assure you that a stockholder desiring to sell all or a portion of his or her shares of our Class A common stock on any trade date will be able to do so.

    To the extent that the aggregate number of shares sought to be purchased by authorized buyers exceeds the aggregate number of shares offered for sale by stockholders, we may, but are not obligated to, sell authorized but unissued shares of Class A common stock in the limited market. In fiscal year 2001, we did not sell any shares of Class A common stock in the limited market as the number of shares sought to be purchased by authorized buyers did not exceed the number of shares offered for sale by stockholders. In fiscal year 2000, we sold an aggregate of 1,707,948 shares of Class A common stock in the limited market which accounted for 17.3% of the total shares sold by all sellers in the limited market during fiscal year 2000. To the extent that we choose not to sell authorized but unissued shares of Class A common stock in the limited market, the ability of individuals to purchase shares on the limited market may be adversely affected. We cannot assure you that an individual desiring to buy shares of our Class A common stock in any future trade will be able to do so. For the periods prior to August 31, 1999, the share numbers have been restated to reflect the 4-for-1 split of our Class A common stock.

Use of Proceeds

    We are offering shares of Class A common stock to present and future employees, consultants and directors, which includes shares that are anticipated to be offered and sold directly by our stockholders in our limited market, which shares may be attributable to us by the SEC. We will not receive any proceeds from sales made by our stockholders, even when such sales are attributable to us by the SEC. We will receive proceeds only from sales made directly by us, if any. The net proceeds to be received by us from the sale of shares of Class A common stock we offer, after deducting expenses payable by us which are estimated to be $225,000, will be used for working capital and general corporate purposes.

Determination of Offering Price

    Our board of directors determines the price of the Class A common stock using the valuation process described below. The Class A common stock is traded in the limited market maintained by Bull, Inc. at the stock price determined by the board of directors. Our board of directors reviews the stock price at least four times each year, generally at quarterly meetings. These meetings are currently scheduled in January, April, July and October of each year and are held approximately two weeks before the four predetermined Trade Dates. Our certificate of incorporation provides that the price of the Class B common stock is equal to 20 times the stock price applicable to the Class A common stock.

    The following formula is used in the valuation process:

    the price per share is equal to the sum of

  (1)
  a fraction, the numerator of which is our stockholders' equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of our publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders' equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock or similar transactions closed, as of the valuation date ("E") and the denominator of which is the number of outstanding common shares and common share equivalents at the end of such fiscal quarter ("W(1)") and
  (2)
  a fraction, the numerator of which is 5.66 multiplied by the market factor ("M" or "market factor"), multiplied by our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries ("P"), and the denominator of which is the weighted average number of outstanding common shares and common share equivalents for those four fiscal quarters, as used by us in computing diluted earnings per share ("W").

    The formula, shown as an equation, is as follows:

Stock Price=	E W(1)	+	5.66MP W

    The number of outstanding common shares and common share equivalents described above in the formula assumes that each share of Class B common stock is converted into 20 shares of Class A common stock.

    The board of directors first used a valuation formula in establishing the price of the Class A common stock in 1972. The valuation formula has periodically been modified ever since. The market factor concept was first added to the formula in 1973 and was mechanically linked to the performance of Nasdaq. In 1984, the board of directors, with the assistance of an outside appraisal firm, began its current practice of establishing the value of the market factor to reflect the broad range of business, financial and market forces that also affect the fair market value of the Class A common stock. The board of directors reviews and sets the market factor at the value which causes the formula to yield the stock price which the board believes represents a fair market value for the Class A common stock.

    To conform to changes in the accounting standards related to the calculation of earnings per share, the board of directors modified the formula in 1998 so that the weighted average shares outstanding, or "W," is derived by reference to our "diluted earnings per share" rather than by reference to "primary earnings per share."

    At its April 2001 meeting, the board of directors approved the modification of the definitions of two formula components, effective for the July 2001 valuation. The modifications are summarized below:

  •
  "E" or the stockholders' equity component of the formula will equal stockholders' equity at the end of the SAIC fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of our publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders' equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock or similar transactions closed, as of the valuation date rather than the value at the end of the most recently completed fiscal quarter.
  •
  "P" or the earnings component of the formula will equal our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries. The aggregate amount of these items on a pre-tax basis is disclosed as "segment operating income" in our consolidated financial statements.

    All other terms of the formula remain unchanged.

    The board of directors believes that the valuation process, including the modified definitions, will continue to result in a value that represents a fair market value for the Class A common stock within a broad range of financial criteria. The board also believes that the modified formula definitions will provide greater clarity with respect to the principal determinants of the value of the Class A common stock: our operating performance and the value of our investments.

    Before approving the modified definitions, our board of directors consulted with Houlihan, Lokey, Howard & Zukin ("HLHZ"), an independent appraisal firm, which provided an opinion letter to us regarding the definitional changes. In its letter, HLHZ concluded that (i) the Company's modified definitions when used as part of the Company's pricing process will generate a fair market value for the

Company's Class A common stock if applied in the manner described in the prospectus and consistent with past practice; (ii) employing the modified definitions as part of the Company's valuation process will provide more visibility into the key contributors to the value of Class A common stock by more explicitly identifying the contributions of the Company's operating performance and investment value of the Class A common stock; and (iii) use of the modified definitions, based on the Company's historical performance and pricing process, should result in less variability in the value of the M factor.

    The board of directors unanimously determined that these definitional changes are appropriate and that our valuation process will continue to generate a fair market value of the Class A common stock within a broad range of financial criteria.

    The board of directors has broad discretion to modify the valuation process. However, the board of directors does not anticipate changing the valuation process unless:

  •
  a change in the formula or any other aspect of the valuation process used to value the Class A common stock is required under applicable law, or
  •
  in the good faith exercise of its fiduciary duties, the board of directors, including a majority of directors who are not our employees, after consulting with an independent appraisal firm, determines that a change in the formula or any other aspect of the valuation process is appropriate and that the stock price established by the board of directors through the modified valuation process reflects a fair market value of the Class A common stock, or
  •
  in the good faith exercise of its fiduciary duties and after consultation with our independent accountants as to whether the change would result in a charge to earnings upon the sale of Class A common stock, the board of directors, including a majority of the directors who are not our employees, determines that the valuation process no longer results in a fair market value for the Class A common stock.

    In determining the price of the Class A common stock, the board of directors considers many relevant factors, including:

  •
  the performance of the general securities markets and relevant industry groups
  •
  the historical financial performance of SAIC versus comparable public companies
  •
  the prospects for SAIC's future performance
  •
  the value of SAIC's investments
  •
  general economic conditions
  •
  valuation input from an independent appraisal firm

    In conjunction with the board of directors' valuation process, an independent appraisal firm prepares an appraisal of the Class A common stock. The stock price and market factor, as determined by the board of directors, remain in effect until subsequently changed by the board of directors. The board of directors has authorized its stock policy committee to review the stock price during the period between meetings of the board of directors to determine whether the stock price continues to represent a fair market value, and if necessary, modify the price. If the stock policy committee considered it appropriate to modify the stock price, it would apply the same valuation process used by the board of directors. The board of directors believes that the current valuation process results in a value which represents a fair market value for the Class A common stock within a broad range of financial criteria.

    The price of the Class A common stock could be subject to significant fluctuations in the future due to a number of factors, including:

  •
  our significant investments in publicly and privately traded companies and the volatility of the price of those companies' shares
  •
  the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in these business areas

  •
  the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

Stock Price Tables

    The following tables set forth information concerning the formula price for the Class A common stock, the applicable price for the Class B common stock and each of the variables contained in the formula, including the market factor, in effect for the periods beginning on the dates indicated. As indicated above, the definitions of "E" or stockholders' equity and "P" or earnings in the formula have been modified effective as of the July 2001 valuation. There can be no assurance that the Class A common stock or the Class B common stock will in the future provide returns comparable to historical returns.

Date	Market Factor	"E" or Stockholders' Equity(1)	"W1" or Shares Outstanding(2)	"P" or Earnings(3)	"W" or Weighted Avg. Shares Outstanding(4)	Price Per Share of Class A Common Stock	Price Per Share of Class B Common Stock
July 13, 2001	2.90	$3,240,228,000	238,760,127	$264,390,000	243,836,689	$31.37	$627.40

(1)
"E" or Stockholders' Equity is our stockholders' equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of our publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders' equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock or similar transactions closed, as of the valuation date.
(2)
"W1" or Shares Outstanding is the number of outstanding common shares and common share equivalents at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur.
(3)
"P" or Earnings is our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries. The aggregate amount of these items on a pre-tax basis is disclosed as "segment operating income" in our consolidated quarterly and annual financial statements filed with the SEC.
(4)
"W" or Weighted Average Shares Outstanding is the weighted average number of outstanding common shares and common share equivalents for the four fiscal quarters immediately preceding the price determination, as used by us in computing diluted earnings per share.

Date	Market Factor	"E" or Stockholders' Equity(1)	"W1" or Shares Outstanding(2)	"P" or Earnings(3)	"W" or Weighted Avg. Shares Outstanding(4)	Price Per Share of Class A Common Stock	Price Per Share of Class B Common Stock
July 9, 1999	1.00	$1,644,285,000	258,408,012	$565,071,000	246,066,740	$19.36	$387.20
October 8, 1999	1.00	1,710,514,000	259,950,164	591,681,000	249,790,820	19.99	399.80
January 14, 2000	1.40	1,762,661,000	259,671,296	611,994,000	253,455,768	25.92	518.40
April 14, 2000	1.70	1,830,282,000	262,311,687	619,849,000	256,270,820	30.25	605.00
July 14, 2000	0.70	2,837,901,000	259,260,576	1,245,976,000	258,030,351	30.08	601.60
October 13, 2000	0.25	3,988,351,000	253,632,224	2,758,698,000	257,684,095	30.87	617.40
January 12, 2001	0.25	3,819,961,000	252,170,336	2,835,930,000	255,921,172	30.83	616.60
April 13, 2001	0.35	3,344,157,000	242,108,532	2,058,956,000	248,904,890	30.20	604.00

The table has been restated to reflect the 4-for-1 stock split which became effective on August 31, 1999. The Class A common stock has been rounded to the nearest penny.

(1)
"E" or Stockholders' Equity is our stockholders' equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur.
(2)
"W1" or Shares Outstanding is the number of outstanding common shares and common share equivalents at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur.
(3)
"P" or Earnings is our net income for the four fiscal quarters immediately preceding the price determination.
(4)
"W" or Weighted Average Shares Outstanding is the weighted average number of outstanding common shares and common share equivalents for the four fiscal quarters immediately preceding the price determination, as used by us in computing diluted earnings per share.

Selected Financial Information

    The selected historical financial information set forth below should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The selected historical financial information set forth below at January 31, 2001 and 2000, and for the years ended January 31, 2001, 2000, and 1999 has been derived from our audited consolidated financial statements included in and incorporated by reference into this prospectus. The selected historical financial information set forth below at January 31, 1999, 1998 and 1997 and for the years ended January 31, 1998 and 1997 has been derived from audited consolidated financial statements not included or incorporated by reference into this prospectus. The selected historical financial information set forth below as of and for the three months ended April 30, 2001 and 2000 has been derived from our unaudited interim financial statements included in and incorporated by reference into this prospectus which financial statements, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited interim periods. Interim operating results and balance sheet information are not necessarily indicative of the operating results or financial condition that may be expected for the full year.

	Three Months Ended April 30		Year Ended January 31
	2001	2000	2001	2000	1999	1998(1)	1997
	(Amounts in thousands, except per share data)
Revenues	$1,435,500	$1,240,274	$5,895,678	$5,529,676	$4,740,433	$3,089,351	$2,402,224
Cost of revenues	1,152,814	993,193	4,626,803	4,303,862	3,732,890	2,623,339	2,094,447
Selling, general and administrative expenses	209,861	184,434	868,504	877,633	684,905	301,093	191,836
(Loss) gain on sale of business units, net and subsidiary common stock(2)	(3,022)	(53)	120,507	728,572	3,198	6,341
Net (loss) gain on marketable securities and other investments, including impairment losses(3)	(71,044)	1,653,824	2,656,433	2,498
Interest income	18,261	31,914	108,749	54,667	21,897	12,752	1,453
Interest expense	4,110	5,781	19,615	27,274	33,813	11,682	4,925
Other income (expense), net	2,466	7,427	24,764	(1,059)	(8,083)	(3,229)	740
Minority interest in income of consolidated subsidiaries	3,300	2,746	12,616	44,200	17,842	10,608
Provision for income taxes	3,949	672,684	1,219,637	441,536	137,307	73,699	49,529
Cumulative effect of accounting change, net of tax	711

Net income	$8,838	$1,074,548	$2,058,956	$619,849	$150,688	$84,794	$63,680

Earnings per share(4):
Basic	$.04	$4.47	$8.76	$2.61	$.67	$.41	$.32

Diluted	$.04	$4.13	$8.11	$2.42	$.62	$.39	$.31

Common equivalent shares(4):
Basic	224,387	240,341	235,037	237,586	222,483	205,397	196,630

Diluted	239,637	259,910	253,954	256,268	241,216	219,226	206,956

	April 30		January 31
	2001	2000	2001	2000	1999	1998	1997
	(Amounts in thousands)
Total assets	$5,383,828	$5,348,030	$6,092,130	$4,405,248	$3,172,546	$2,415,234	$1,012,462
Working capital	1,166,797	1,522,153	1,116,539	848,702	369,473	94,588	270,553
Long-term debt	114,310	118,496	118,746	121,289	143,051	145,958	15,227
Other long-term liabilities	288,165	259,723	281,225	360,362	318,002	313,677	29,114
Stockholders' equity	3,067,903	2,837,901	3,344,157	1,830,282	1,084,602	754,778	527,459

(1)
Telcordia was acquired in the fourth quarter of 1998; therefore, a full year of operations is not reflected.

(2)
Includes gain on sale of subsidiary stock of $698 million in 2000.

(3)
Includes gains of $4.1 billion and $1.7 billion from sales or exchanges of marketable equity securities and other investments for the year ended January 31, 2001 and the three months ended April 30, 2000, respectively. Also includes impairment losses of $1.4 billion and $64 million on marketable equity securities in the year ended January 31, 2001 and the three months ended April 30, 2001, respectively, as well as $30 million of losses on derivative instruments and a $21 million gain on exchange of an interest in an investment for the three months ended April 30, 2001.

(4)
All share and per share data have been restated to reflect the 4-for-1 stock split effective August 31, 1999.

Plan of Distribution

Class A Common Stock Offered by or Attributed to SAIC

    The shares of Class A common stock offered by us may be offered directly or contingently to our present, future and potential employees, consultants and directors or any entity in which we have an equity interest (which we refer to as an "affiliate"). We believe that our success depends on our employees, consultants and directors. Therefore, our policy is to offer these persons opportunities to acquire SAIC Class A common stock as an incentive to become or remain employed by, or affiliated with us or our affiliates.

    At the discretion of the board of directors or the operating committee of the board of directors, we may offer shares of Class A common stock to our employees, directors and consultants and our affiliates. These sales may be made in our limited market or made directly by us from time to time. In addition, a stockholder may offer to sell shares in our limited market and these sales may be attributed to us by the SEC. All purchasers in our limited market will receive a copy of this prospectus from us. Our certificate of incorporation provides that all shares of Class A common stock are subject to a right of first refusal and a right of repurchase by us upon termination of employment or affiliation by an individual stockholder. The repurchase restriction does not apply to qualified employees who elect to have us defer our repurchase rights for five years.

Class A Common Stock Offered by the Selling Stockholders

    The selling stockholders whose shares of Class A common stock are also being offered under this prospectus may offer 1,510,333 shares of Class A common stock. The selling stockholders will not be treated more favorably than other stockholders selling in our limited market. Like all stockholders selling shares in the limited market (other than our retirement plans), the selling stockholders will pay a 1.0% percent commission to our wholly-owned, broker-dealer subsidiary, Bull, Inc.

Description of Capital Stock

    We are authorized to issue

  •
  1,000,000,000 shares of Class A common stock

  •
  5,000,000 shares of Class B common stock

  •
  3,000,000 shares of preferred stock

    As of July 31, 2001, 208,319,252 shares of Class A common stock, 272,170 shares of Class B common stock and no shares of preferred stock were issued and outstanding.

    As of July 31, 2001, there were 32,291 record holders of Class A common stock and 130 record holders of Class B common stock.

Common Stock

General

Voting

    Except as otherwise provided by law, the holders of shares of Class A and Class B common stock vote together as a single class in all matters. Each holder of Class A common stock has one vote per share and each holder of Class B common stock has 20 votes per share.

    All the holders of common stock are entitled to cumulate their votes for the election of directors. This means that each Class A stockholder can cast the number of votes that equals the number of shares of Class A common stock held multiplied by the number of directors to be elected. Each

Class B stockholder can cast 20 times the number of shares of Class B common stock held multiplied by the number of directors to be elected. Each stockholder may cast all of their votes for a single nominee or may distribute them among any two or more nominees as the stockholder sees fit.

Classified Board of Directors

    Our certificate of incorporation provides for a classified board of directors consisting of three classes which shall be nearly as equal in number as possible. The number of authorized directors is currently fixed at 18 directors, with six directors in each of Class I, Class II and Class III. Each year the stockholders elect a different class of directors to serve a three-year term. Classification of the board of directors requires a greater number of votes to ensure the election of a director than would be required without the classification.

Dividends

    Subject to the rights of any preferred stockholders, the common stockholders have the right to receive dividends that our board of directors declares and to share proportionately in our assets in the event of liquidation or dissolution, after payment of any amounts due to creditors. Any dividend or distribution made with respect to a share of Class B common stock must be 20 times the dividend or distribution made with respect to each share of Class A common stock.

Reclassification

    Neither class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the relative powers, preferences, rights, qualifications, limitations and restrictions applicable to the other class of common stock are maintained.

Prohibition on Issuance of Class B Common Stock

    Under the terms of our certificate of incorporation, we are prohibited from issuing any additional shares of Class B common stock. The holders may convert each share of Class B common stock at any time into 20 shares of Class A common stock. We will retire all shares of Class B common stock that we reacquire and those shares will not be available for reissuance.

Mergers, Consolidations or Business Combinations

    In any merger, consolidation or business combination to which we are a party, other than one in which we are the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of common stock, each share of Class B common stock is entitled to receive 20 times the consideration to be received with respect to each share of Class A common stock.

Mergers with Related Persons

    Our certificate of incorporation generally requires that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 80% of our outstanding voting power, as well as by the holders of a majority of such securities that are not owned by the related person. A "related person" means any holder of 5% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

    The 80% and majority of independent voting power requirements of our certificate of incorporation will not apply, however, to a business combination with a related person, if the transaction

  (1)
  is approved by our board of directors before the related person acquired beneficial ownership of 5% or more of our outstanding voting power, or

  (2)
  is approved by at least a majority of the members of our board of directors who are not affiliated with the related person and who were directors before the related person became a related person, or

  (3)
  involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

Amendment of Charter

    The amendment of certain provisions of our certificate of incorporation and bylaws require the approval of at least two-thirds of the total voting power of all of our outstanding shares of voting stock. These provisions relate to the number of directors, the election of directors and the vote of stockholders required to modify the provisions of the certificate of incorporation and bylaws requiring these approvals.

Transfer Agent

    We act as our own transfer agent for both the Class A and Class B common stock.

Restrictions on Class A Common Stock

    The shares of Class A common stock are subject to restrictions under our certificate of incorporation, including

1.  Right of Repurchase Upon Termination of Employment or Affiliation

    Generally, shares of Class A common stock are subject to a right of repurchase upon the termination of the stockholder's employment or affiliation with us.

    Our right of repurchase does not apply to shares of Class A common stock that are held by a stockholder who received the shares

  •
  in connection with our reorganization in 1984 in exchange for shares that were not subject to a right of repurchase upon termination of employment or affiliation

  •
  upon exercise of a non-qualified stock option granted before October 1, 1981 under our 1979 Stock Option Plan that were not converted into incentive stock options

  •
  in exchange for shares of Class B common stock that were not subject to a right of repurchase upon termination of employment or affiliation

  •
  in connection with a stock dividend or a stock split on the outstanding shares of Class A common stock which have been issued under any of the circumstances described in the bullet points above

    Our right of repurchase will apply to all shares of Class A common stock which the stockholder has the right to acquire after his or her termination of employment or affiliation under

  •
  any of our employee benefit plans, except the Employee Stock Retirement Plan or any other retirement or pension plan that we or one of our subsidiaries adopt that does not provide us the repurchase right

  •
  any option or other contractual right to acquire shares of Class A common stock which was in effect at the date of the termination of employment or affiliation

    Our right of repurchase is exercised by mailing a written notice to the stockholder within 60 days following termination of employment or affiliation.

    If we repurchase the shares, the price will be the stock price per share on the date

  •
  of the termination of employment or affiliation, for shares owned by the stockholder on that date or shares acquired after that date in connection with options or other contractual right which were in effect on that date or

  •
  the shares are distributed to the holder, for shares distributed to the holder after termination of employment or affiliation in connection with any of our employee benefit plans

    We will pay for the shares in cash within 90 days of the date used to determine the repurchase price.

    With respect to stock options issued after March 1, 2001, and options issued prior to March 1, 2001 for which the holder has exercised an addendum agreement, if the holder exercises these options within 6 months of termination or within the proper time after termination, our right of repurchase becomes effective 180 days after the option shares are purchased. If we repurchase the shares, the price will be the share price in effect on the 180th day after the option was exercised. Our right of repurchase is exercised by mailing written notice to the holder within 240 days after the exercise and paying for such shares within 270 days after the exercise.

    With respect to shares distributed under our Management Stock Compensation Plan and Key Executive Stock Deferral Plan after termination of employment or affiliation, our right of repurchase becomes effective 210 days after distribution, which we refer to as the effective date. Our right of repurchase is exercised by mailing written notice to the stockholder within 60 days following the effective date. If we repurchase the shares, the price will be the price per share on the effective date.

    Our repurchase right generally is not extended with respect to qualified employees who elect to have us defer the repurchase right for five years. Under the Alumni Program, an employee who is over 59 1/2 and has more than 10 years of employment with us at the date of his or her retirement can make this election. During the five-year deferral period, the stockholder may sell shares in our limited market or transfer shares to family members. At the end of the five-year deferral period, all the shares will be subject to repurchase at the stock price in effect at that time. The Alumni Program pertains only to the deferral of the right of repurchase. It does not provide the employee any rights with respect to the vesting or prevent the forfeiture of any shares or options the employee holds at the date of his or her retirement, nor does it guarantee that we will repurchase the shares at the end of the deferral period.

2.  Right of First Refusal

    If a stockholder wants to sell any shares of Class A common stock other than in the limited market, the stockholder must give notice first to our corporate secretary. The notice must include the following:

  •
  a statement signed by the stockholder that he or she wants to sell shares of Class A common stock and has received a valid offer to purchase the shares

  •
  a statement signed by the person offering to buy the shares that includes the following:

    — the intended purchaser's full name, address and taxpayer identification number — the number of shares to be purchased — the price per share to be paid — the other terms under which the purchase is intended to be made — a representation that the offer, under the terms specified, is valid

  •
  if the purchase price is payable in cash, a copy of a certified check, cashier's check or money order payable to the stockholder from the purchaser in the amount of the purchase price to be paid in cash

    We have the right to purchase the shares from the stockholder within 14 days on the same terms described in the notice. If we do not exercise this right, the holder may sell the shares within 30 days to the person at the price and on the terms identified in the notice. The holder may not sell the shares to any other person or at any different price or on any different terms without first re-offering the shares to us.

3.  Transfers Other than by Sale

    Except for sales in our limited market and as described above, a stockholder may not sell, assign or transfer any shares of Class A common stock without our prior written approval. We may require the person to whom the shares are transferred to agree to hold the shares subject to our right to repurchase the shares upon the termination of employment or affiliation of the employee, director or consultant who is transferring the shares.

4.  Lapse or Waiver of Restrictions

    All of the restrictions on the Class A common stock will automatically terminate if we make an underwritten public offering of either class of our common stock or apply to have any class of our common stock listed on a national securities exchange. In addition, our board of directors may waive any or all of the restrictions on shares of Class A common stock in other circumstances deemed appropriate.

Preferred Stock

    Under our certificate of incorporation, the board of directors may issue shares of preferred stock at any time in one or more series without stockholder approval. The board of directors determines the designations, preferences and relative rights, qualifications and limitations of each series. Each series of preferred stock could rank senior to the Class A and Class B common stock with respect to dividend, redemption and liquidation rights.

    Holders of preferred stock would not have any preferential right to purchase any shares of our capital stock. We do not have any present plan to issue any shares of preferred stock.

Anti-Takeover Effects

    The combined effect of a variety of provisions may discourage, delay or prevent attempts to acquire control of us that are not approved by the board of directors. These provisions include:

  •
  the classification of our board of directors into three different classes

  •
  the cumulative voting rights of the stockholders

  •
  the supermajority vote requirements for mergers or business combinations with related persons

  •
  the provisions of the certificate of incorporation and bylaws requiring two-thirds approval for certain amendments to the certificate of incorporation or bylaws

  •
  our right of first refusal

  •
  our right of repurchase upon termination of employment or affiliation

    These provisions may have the effect of discouraging takeover attempts that some stockholders might consider to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the stock price available in our limited market.

    These provisions may also make it more difficult for individual stockholders or a group of stockholders to elect directors. However, our board of directors believes that these provisions are in the best interests of us and our stockholders. These provisions may encourage potential acquirers to negotiate directly with our board of directors, which is in the best position to act on behalf of all stockholders.

Selling Stockholders

    Each of the selling stockholders is or has been a director and/or officer of us within the past three years. The following table presents information as of July 31, 2001 regarding the number of shares of Class A common stock owned by each selling stockholder. Shares issuable upon the exercise of stock options that are exercisable within 60 days of July 31, 2001 and shares allocated to the selling stockholder's accounts as of July 31, 2001 under our employee benefit plans are included. The information shown is adjusted to reflect the sale of all shares of Class A common stock being offered by the selling stockholder. The table does not give effect to the sale of any shares of Class A common stock being offered by us. Except as indicated below, all the shares are owned of record and beneficially. The percentage of shares owned is based upon the total number of outstanding shares of Class A common stock at July 31, 2001.

    Based upon the total number of shares of Class A and Class B common stock outstanding at July 31, 2001 and assuming that each outstanding share of Class B common stock is converted into 20 shares of Class A common stock

    •
    Dr. J.R. Beyster owns 1.48% of common stock before the offering and would own 1.42% after the offering and

    •
    All of the selling stockholders as a group own 3.57% of common stock before the offering and would own 2.87% after the offering.

    The "Other Selling Stockholders Group" listed in the following table is comprised of 14 directors and officers that together hold less than 1% of Class A common stock before the offering.

	Shares Owned Prior to Offering				Shares Owned After the Offering
Name and Position				Number of Shares Being Offered
	Number(1)		Percentage		Number(1)		Percentage
J.R. Beyster Chairman of the Board, Chief Executive Officer and President	3,160,861	(2)	1.48%	125,000	3,035,861	(2)	1.43%
J.E. Glancy Director and Executive Vice President	634,394		*	200,000	434,394		*
J.D. Heipt Corporate Executive Vice President	411,890		*	20,000	391,890		*
B.R. Inman Director	273,581		*	30,000	243,581		*
W.A. Roper, Jr. Corporate Executive Vice President	280,726		*	100,000	180,726		*
J.P. Walkush Director and Executive Vice President	376,613		*	200,000	176,613		*
J.H. Warner, Jr. Director and Corporate Executive Vice President	508,849		*	50,000	458,849		*
Other Selling Stockholders Group	2,037,358		*	785,333	1,252,025		*

(1)
Includes shares that are owned of record by family members and/or trusts.

(2)
Includes 44,023 shares held by The Beyster Family Foundation.

*
Represents less than 1% of both:

•
the outstanding shares of Class A common stock and

•
the outstanding shares of Class A common stock assuming that each outstanding share of Class B common stock is converted into 20 shares of Class A common stock.

    The 1,510,333 shares of Class A common stock registered for sale by the selling stockholders listed above represent only the maximum number of shares these stockholders may sell in accordance with this prospectus. Of the 600,000 shares of Class A common stock offered by selling stockholders under our prospectus dated September 1, 2000, as of July 31, 2001, 435,547 were actually sold by those stockholders.

Business

Overview

    We provide diversified professional and technical services involving the application of scientific expertise to solve complex technical problems for government and commercial customers in the U.S. and abroad. These services frequently involve computer and systems technology.

    Our technical services consist of basic and applied research services; design and development of computer software; systems integration; systems engineering; technical operational and management support services; environmental engineering; design and integration of network systems; technical engineering and consulting support services; and development of systems, policies, concepts and programs. The high-technology products, which we design and develop, include customized and standard hardware and software, such as automatic equipment identification technology, sensors and nondestructive imaging instruments.

    Through our Telcordia subsidiary, we are a global provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry.

    We provide technical services in our key vertical market areas of "Information Technology," "National Security," "Telecommunications," "Health Care," "Energy," "Environment" and a group of general market categories called "Other," which includes our transportation, logistics, space and utilities business areas and information technology support to federal civil agencies.

    Our operating groups, which we call "Groups" are divided into three segments, Regulated, Non-Regulated Telecommunications and Non-Regulated Other, depending on the nature of the customers, the contractual requirements and the regulatory environment governing our services. While the Regulated, Non-Regulated Telecommunications and Non-Regulated Other segments represent the management approach for making decisions and assessing performance, our decentralized marketing approach focuses on our key vertical markets. Marketing decisions based on vertical markets are typically made at the lowest operational level.

    Groups in the Regulated segment provide technical services and products through contractual arrangements as either a prime contractor or a subcontractor to other contractors, primarily for departments and agencies of the U.S. Government, including the Department of Defense, Department of Energy, Department of Health and Human Services, Department of Justice, Department of Transportation, Department of Treasury, Department of Veterans Affairs, Environmental Protection Agency and National Aeronautics and Space Administration. Operations in the Regulated segment are subject to specific regulatory accounting and contracting guidelines such as Cost Accounting Standards and Federal Acquisition Regulations. The Regulated segment includes business from all of our vertical market areas. The percentage of our revenues attributable to the Regulated segment for fiscal years 2001, 2000 and 1999 were 62%, 59% and 58%, respectively.

    Groups in the Non-Regulated Telecommunications and the Non-Regulated Other segments provide technical services and products primarily to customers in commercial markets. Generally, operations in the Non-Regulated Telecommunications and the Non-Regulated Other segments are not subject to specific regulatory accounting or contracting guidelines.

    Groups in the Non-Regulated Telecommunications segment are primarily involved in the telecommunications business area. For 2001, 2000 and 1999, our Telcordia subsidiary made up the Non-Regulated Telecommunications segment. The percentage of our revenues attributable to the Non-Regulated Telecommunications segment for fiscal years 2001, 2000 and 1999 were 27%, 25% and 26%, respectively.

    The Non-Regulated Other segment includes business from all of our vertical market areas except for National Security and Space (which is part of the "Other" vertical market). The percentage of our revenues attributable to the Non-Regulated Other segment for fiscal years 2001, 2000 and 1999 were 11%, 15% and 16%, respectively. For certain other financial information regarding our reportable segments and geographic areas, see Note C of the Notes to Consolidated Financial Statements on page F-14 of this prospectus.

    We hold and manage substantially all of our equity investment interests in publicly traded and private emerging technology companies in our wholly-owned subsidiaries, SAIC Venture Capital Corporation, which we call "SAIC Venture Capital," and Telcordia Venture Capital Corporation. On February 11, 2000, SAIC Venture Capital sold 6,700,000 shares of Class A Common Stock of Network Solutions, Inc., which we call "NSI" in a secondary public offering. NSI provides Internet domain name registration services and Intranet consulting and network design and implementation services. Prior to the secondary offering, SAIC Venture Capital had approximately a 44.7% ownership interest in NSI. On March 10, 2000, NSI completed a 2-for-1 stock split. Subsequent to the stock split and the sale, SAIC Venture Capital owned 16,300,000 shares of NSI's Class A Common Stock, which represented approximately 22.6% of the outstanding stock of NSI. On June 8, 2000, NSI merged and became a wholly-owned subsidiary of VeriSign, Inc., a publicly traded company and leading provider of Internet trust services, which we call "VeriSign." On the effective date of the merger, we held approximately 9% of VeriSign's outstanding shares.

    We hold 60% of the common stock of a joint venture, Informática, Negocios y Tecnología, S.A., which we call "INTESA," which was formed with Venezuela's national oil company, Petróleos de Venezuela, S.A., which we call "PDVSA." INTESA provides information technology services in Latin America, with its principal customer being PDVSA. We own 55% of AMSEC LLC, a joint venture that provides maintenance engineering and technical support services to the U.S. Navy and marine industry customers.

    We were originally incorporated as a California corporation in 1969 and re-incorporated as a Delaware corporation in 1984. Our principal office and corporate headquarters are located in San Diego, California at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000. All references to "we," "us," or "our" include, unless the context indicates otherwise, our predecessor and subsidiary corporations.

Technical Services

    We provide technical services to our customers in the vertical market areas listed below. Technical services are sold to government and commercial customers in the Regulated, Non-Regulated Telecommunications and Non-Regulated Other segments. Technical services in the National Security and Space vertical markets are provided to government customers and reported primarily in the Regulated segment.

Information Technology

    Our information technology-related technical services include information technology outsourcing services, information protection and electronic business security services, Intranet consulting and network design services.

National Security

    We provide a wide array of national security-related technical services to our government customers primarily in the Regulated segment. These services include advanced research and technology development, systems engineering and systems integration and technical, operational and management support services.

Telecommunications

    In the telecommunications area, we provide interoperable network design and implementation, new software and enhancements of existing software for network management and operation, consulting and engineering services and telecommunications software.

Health Care

    We provide health-related technical services, including medical information systems, technology development and research support services.

Energy

    We provide energy-related technical services, including safety evaluations, security, reliability and availability engineering evaluations, technical reviews, quality assurance, information systems, plant monitoring systems and project management.

Environment

    We perform site assessments, remedial investigations and feasibility studies, remedial actions, technology evaluations, sampling, monitoring and regulatory compliance support and training in the environmental area.

Other Technical Services

    We provide technical services in transportation, space, and security systems management, including advanced traffic and intermodal freight management, material control and computer and information security, engineering support for NASA's Space Shuttle and Space Station programs, and undersea data collection, transmission and analysis systems and services. We also provide technical services to law enforcement agencies and educational organizations.

Resources

    The technical services and products that we provide to government and commercial customers in the Regulated, Non-Regulated Telecommunications and Non-Regulated Other segments utilize a wide variety of resources. We can obtain a substantial portion of the computers and other equipment, materials and subcontracted work that we require from more than one supplier. However, with respect to certain products and programs, we depend on a particular source or vendor. While a temporary or permanent disruption in the supply of these materials or services could cause inconvenience or delay or impact the profitability of any affected program or product, we believe it would not have a material adverse effect on our financial condition or operations as a whole.

    The availability of skilled employees who have the necessary education and/or experience in specialized scientific and technological disciplines remains critical to our future growth and profitability. Competition for personnel in the commercial information technology area of both the Non-Regulated Telecommunications and the Non-Regulated Other segments is particularly intense. Because of our growth and the competition for experienced personnel, it has become more difficult to meet all of our needs for these employees in a timely manner. However, these difficulties have not had a significant impact on us to date. We intend to continue to devote significant resources to recruit and retain qualified employees. We also maintain a variety of benefit programs for our employees, including retirement and bonus plans, group life, health, accident and disability insurance as well as the opportunity to participate in our employee ownership program.

Marketing

    Our marketing activities in the Regulated, Non-Regulated Telecommunications and Non-Regulated Other segments are focused on key vertical markets and are primarily conducted by our own professional staff of engineers, scientists, analysts and other personnel. Our marketing approach for our technical services begins with the development of information concerning the requirements of our government, commercial and other potential customers for the types of technical services that we provide. This information is gathered in the course of contract performance, reviewing requests for competitive bids, formal briefings, participation in professional organizations and published literature. This information is then evaluated and exchanged among our internal marketing groups (organized along functional, geographic and other lines) in order to devise and implement, subject to management review and approval, the best means of taking advantage of available business opportunities, including the preparation of proposals responsive to the stated and perceived needs of customers. Our products may be marketed with the assistance of independent sales representatives.

Competition

    Our business is highly competitive, particularly in the business areas of telecommunications and information technology outsourcing in both the Non-Regulated Telecommunications and the Non-Regulated Other segments. We have a large number of competitors, some of which have been established longer and have substantially greater financial resources and larger technical staffs. We also compete with smaller, more specialized entities that are able to concentrate their resources on particular areas. In the Regulated segment, we also compete with the U.S. Government's own in-house capabilities and federal non-profit contract research centers.

    We compete on the basis of technical expertise, management and marketing abilities and price. Our continued success is dependent upon our ability to hire and retain highly qualified scientists, engineers, technicians, management and professional personnel who will provide superior service and performance on a cost-effective basis.

Significant Customers

    During fiscal years 2001, 2000 and 1999, approximately 86%, 87% and 85%, respectively, of the revenues in the Regulated segment were attributable to prime contracts (as more fully described below) with the U.S. Government, or to subcontracts with other contractors engaged in work for the U.S. Government.

    Telcordia historically has derived a majority of its revenues from the regional Bell operating companies, which we call "RBOCs." The percentage of the revenues in the Non-Regulated Telecommunications segment from the RBOCs was 62% in fiscal year 2001, 53% in fiscal year 2000 and 62% in fiscal year 1999.

    During fiscal years 2001, 2000 and 1999, approximately 46%, 40% and 42%, respectively, of the revenues in the Non-Regulated Other segment were attributable to PDVSA, our partner in our INTESA joint venture.

Government Contracts

    The U.S. Government is our primary customer in the Regulated segment. Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years; however, such programs are normally funded on an annual basis. All U.S. Government contracts and subcontracts may be modified, curtailed or terminated at the convenience of the government if program requirements or budgetary constraints change. If a contract is terminated for convenience, we are generally reimbursed for our allowable costs through the date of termination and are paid a proportionate amount of the stipulated profit or fee attributable to the work actually performed.

    Although contract and program modifications, curtailments or terminations have not had a material adverse effect on us in the past, no assurance can be given that such modifications, curtailments or terminations will not have a material adverse effect on our financial condition or results of operations in the future.

    Contract costs for services or products supplied to the U.S. Government, including allocated indirect costs, are subject to audit and adjustments as a result of negotiations between U.S. Government representatives and us. Substantially all of our indirect contract costs have been agreed upon through fiscal year 2000. Contract revenues for 2001 have been recorded in amounts which are expected to be realized upon final settlement with the U.S. Government. However, no assurance can be given that audits and adjustments for 2001 will not result in decreased revenues or profits for those years.

Contract Type

    Our business with the U.S. Government and other customers is generally performed under cost-reimbursement, time-and-materials, fixed-price level-of-effort or firm fixed-price contracts. Under cost-reimbursement contracts, the customers reimburse us for our direct costs and allocable indirect costs, plus a fixed fee or incentive fee. Under time-and-materials contracts, we are paid for labor hours at negotiated, fixed hourly rates and reimbursed for other allowable direct costs at actual costs plus allocable indirect costs. Under fixed-price level-of-effort contracts, the customer pays us for the actual labor hours provided to the customer at negotiated hourly rates up to a fixed ceiling. Under firm fixed-price contracts, we are required to provide stipulated products or services for a fixed price. Because we assume the risk of performing a firm fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during contract performance could result, and in some instances has resulted, in reduced profits or losses for particular contracts.

    During fiscal years 2001, 2000 and 1999, approximately 51%, 55% and 60%, respectively, of the Regulated segment revenues were derived from cost-reimbursement contracts and approximately 15%, 15% and 15%, respectively, of the Regulated segment revenues were from firm fixed-price contracts, with the balance from time-and-materials and fixed-price level-of-effort contracts.

    During fiscal years 2001, 2000 and 1999, less than 1%, 2% and 2%, respectively, of the Non-Regulated Telecommunications segment revenues were derived from cost-reimbursement contracts and approximately 80%, 85% and 73%, respectively, of the Non-Regulated Telecommunications segment revenues were from firm fixed-price contracts, with the balance from time-and-materials and fixed-price level-of-effort contracts.

    During fiscal years 2001, 2000 and 1999, approximately 16%, 7% and 11%, respectively, of the Non-Regulated Other segment revenues were derived from cost-reimbursement contracts and approximately 45%, 64% and 67%, respectively, of the Non-Regulated Other segment revenues were from firm fixed-price contracts, with the balance from time-and-materials and fixed-price level-of-effort contracts.

    Any costs that we incur prior to the execution of a contract or contract amendment are incurred at our risk, and it is possible that the customer will not reimburse us for these pre-contract costs. Pre-contract costs at January 31, 2001 and 2000 were $27,141,000 and $25,743,000, respectively, for the Regulated segment; $2,580,000 and $2,161,000, respectively, for the Non-Regulated Telecommunications segment; and $806,000 and $912,000, respectively, for the Non-Regulated Other segment. We expect to recover substantially all these costs; however, no assurance can be given that the contracts or contract amendments will be executed or that we will recover the related costs.

Patents and Proprietary Information

    Other than with respect to Telcordia, our technical services and products are not generally dependent upon patent protection. We claim a proprietary interest in certain of our products, software programs, methodology and know-how. This proprietary information is protected by copyrights, trade secrets, licenses, contracts and other means.

    In the Non-Regulated Telecommunications segment, Telcordia's patent portfolio consists of more than 1,300 U.S. and foreign patents. More than 200 of these patents have been licensed to organizations worldwide. Telcordia has been granted patents across a wide range of disciplines, including telecommunications transmission, services and operations, optical networking, switching, wireless communications, protocols, architecture and coding. Along with Telcordia, we actively pursue opportunities to license our technologies to third parties and evaluate potential spin-offs of our technologies.

    In connection with the performance of services for customers in the Regulated segment, the U.S. Government has certain rights to data, computer codes and related material that we develop under U.S. Government-funded contracts and subcontracts. Generally, the U.S. Government may disclose such information to third parties, including, in some instances, competitors. In the case of subcontracts, the prime contractor may also have certain rights to the programs and products that we develop under the subcontract.

Backlog

    Backlog includes only the funded dollar amount of contracts in process and does not include the dollar amount of projects for which we have been given permission by the customer (i) to begin work but for which a formal contract has not yet been entered into or (ii) to extend work under an existing contract prior to the formal amendment or modification of the existing contract. In these cases, either contract negotiations have not been completed or a contract or contract amendment has not been executed. When a contract or contract amendment is executed, the backlog will be increased by the difference between the dollar value of the contract or contract amendment and the revenue recognized to date.

    The backlog at January 31, 2001 and 2000 for the Regulated segment was approximately $2,421,000,000 and $1,742,000,000, respectively, for the Non-Regulated Telecommunications segment it was approximately $2,313,000,000 and $1,261,000,000, respectively, and for the Non-Regulated Other segment it was $394,000,000 and $340,000,000, respectively. We expect that a substantial portion of our backlog at January 31, 2001 will be recognized as revenues prior to January 31, 2002. Some contracts associated with the backlog are incrementally funded and may continue for more than one year.

Employees and Consultants

    As of July 20, 2001, we employed approximately 41,400 full and part time employees. We also use consultants to provide specialized technical and other services on specific projects. To date, we have not experienced any strikes or work stoppages and we consider our relations with our employees to be good.

    The highly technical and complex services and products provided by us are dependent upon the availability of professional, administrative and technical personnel having high levels of training and skills. Competition for personnel in the commercial information technology area of both the Non-Regulated Telecommunications and the Non-Regulated Other segment is particularly intense. Because of our growth and competition for experienced personnel, it has become more difficult to meet all of our needs for these employees in a timely manner. However, such difficulties have not had a significant impact on us to date. We intend to continue to devote significant resources to recruit and retain qualified employees. Management believes that our employee ownership programs and philosophy are major factors in our ability to attract and retain qualified personnel.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

    We provide diversified professional and technical services involving the application of scientific expertise to solve complex technical problems for a broad range of government and commercial customers in the U.S. and abroad. These services frequently involve computer and systems technology. We are also a global provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry.

    During 2000, our former partially-owned subsidiary Network Solutions, Inc. ("NSI") was consolidated in the accompanying consolidated financial statements. As a result of a series of transactions reducing our ownership in NSI towards the end of 2000, including the recomposition of the NSI Board of Directors, effective at the beginning of 2001 we no longer consolidated NSI ("deconsolidation").

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended January 31, 2001

Results of Operations

    Our revenues increased 7%, 17% and 53% in 2001, 2000 and 1999, respectively, over the prior year. Adjusting 2000 revenues for the deconsolidation of NSI as described above, revenue growth was 11% in 2001.

    As more fully discussed on page F-14 in Note C of the Notes to Consolidated Financial Statements, we have three reportable segments: Regulated, Non-Regulated Telecommunications and Non-Regulated Other. We assess performance on our operating groups, which are aggregated into the Regulated, Non-Regulated Telecommunications or Non-Regulated Other segment, depending on the nature of the customers, the contractual requirements and regulatory environment governing our services. Groups in the Regulated segment provide technical services and products through contractual arrangements as either a prime contractor or subcontractor to other contractors, primarily for departments and agencies of the U.S. Government. Operations in the Regulated segment are subject to specific regulatory accounting and contracting guidelines such as Cost Accounting Standards and Federal Acquisition Regulations. Groups in the Non-Regulated Telecommunications and Non-Regulated Other segment provide technical services and products primarily to customers in commercial markets. Generally, operations in the Non-Regulated Telecommunications and Non-Regulated Other segment are not subject to specific regulatory accounting or contracting guidelines. Groups in the Non-Regulated Telecommunications segment are primarily involved in the telecommunications business area. For 2001, 2000 and 1999, our Telcordia subsidiary made up the Non-Regulated Telecommunications segment.

    Regulated segment revenues as a percentage of consolidated revenues were 62%, 59% and 58% in 2001, 2000 and 1999, respectively, and on an absolute basis, increased 11%, 19% and 20% in 2001, 2000 and 1999, respectively. The growth in Regulated segment revenues on an absolute basis in 2001 was lower than the prior two years generally as a result of slower growth in our traditional business areas with departments and agencies of the U.S. Government. In 2000 and 1999, we experienced higher growth in these traditional business areas and through acquisitions. Our growth in revenues with the U.S. Government continued to shift toward service type contracts which are competitively priced utilizing lower cost structures. This shift reflects the increasingly competitive business environment in our traditional business areas, as well as our increased success in the engineering and field services markets, which typically involve these lower cost service type contracts.

    Non-Regulated Telecommunications segment revenues as a percentage of consolidated revenues were 27%, 25% and 26% in 2001, 2000 and 1999, respectively, and on an absolute basis, increased

15%, 12% and 424% in 2001, 2000 and 1999, respectively. As a percentage of consolidated revenues, Non-Regulated Telecommunications segment revenues have remained relatively constant for the past three years. The growth in revenues in 2001 was primarily attributable to services provided to our customers in their response to federal communications regulatory initiatives. The significant growth in revenues for 1999 was attributable to recording for the first time a full year of operations for Telcordia which we acquired in the fourth quarter of 1998.

    Non-Regulated Other segment revenues as a percentage of consolidated revenues were 11%, 15% and 16% in 2001, 2000 and 1999, respectively, and on an absolute basis, decreased 22% in 2001, and increased 14% and 36% in 2000 and 1999, respectively. The decrease in 2001 in Non-Regulated Other segment revenues as a percentage of consolidated revenues and the reduction in revenue on an absolute basis is attributable to the deconsolidation of NSI and the sale of our TransCore business unit in 2000. Adjusting for the deconsolidation of NSI and the sale of TransCore, Non-Regulated Other segment revenues, on an absolute basis, increased 20% in 2001 and would have been 10% of consolidated revenues in 2000. The increase in Non-Regulated Other segment revenues of 20% was primarily attributable to growth in our information technology outsourcing business in the United States and United Kingdom. Partially offsetting this increase were lower revenues from our joint venture INTESA as a result of a lower level of services with its principal customer who is also our partner in the joint venture. In 2000, Non-Regulated segment revenues experienced slower growth than the prior year in certain commercial and international markets in the United Kingdom, Australia and Colombia. Additionally, the TransCore business unit was sold during 2000. The significant growth in Non-Regulated Other segment revenues in 1999 was primarily attributable to NSI and INTESA.

    Revenues on our contracts in the three reportable segments are generated from the efforts of our technical staff as well as the pass-through of costs for material and subcontract efforts, which primarily occur on large, multi-year systems integration type contracts. At the end of 2001, we had 38,900 full-time employees compared to 36,500 and 33,000 at the end of 2000 and 1999, respectively. Material and subcontract ("M&S") revenues were $1.2 billion in 2001, $1.1 billion in 2000 and $949 million in 1999. M&S revenues as a percentage of consolidated revenues remained constant at 20% in 2001, 2000 and 1999.

    The following table summarizes revenues by contract type for the last three years:

	Year Ended January 31
	2001	2000	1999
Contract type:
Cost-reimbursement	33%	34%	37%
Time-and-materials and fixed-price level-of-effort	31%	25%	24%
Firm fixed-price	36%	41%	39%

Total	100%	100%	100%

    Cost-reimbursement contracts provide for the reimbursement of direct costs and allowable indirect costs, plus a fee or profit component. Time-and-materials ("T&M") contracts typically provide for the payment of negotiated fixed hourly rates for labor hours incurred plus reimbursement of other allowable direct costs at actual cost plus allocable indirect costs. Fixed-price level-of-effort ("FP-LOE") contracts are similar to T&M contracts since ultimately revenues are based upon the labor hours provided to the customer. Firm fixed-price ("FFP") contracts require us to provide stipulated products, systems or services for a fixed price. We assume greater performance risk on FFP contracts and our failure to accurately estimate ultimate costs or to control costs during performance of the work may result in reduced profits or losses. The decrease in revenues from FFP contracts in 2001 from 2000 results primarily from the decrease in revenue growth in the Non-Regulated Other segment and the deconsolidation of NSI. Revenues from T&M and FP-LOE contracts increased in 2001 primarily in the Regulated segment as we see a shift towards T&M type contracts from our U.S. Government customers. Revenues from T&M contracts also increased in the Non-Regulated Telecommunications segment. The increase in revenues from FFP contracts and associated relative decrease in revenues from cost-reimbursement contracts from 1999 to 2000 result primarily from our growth in commercial revenues. Our commercial customers typically do not contract on a cost-reimbursement basis.

    The growth of our business is directly related to the receipt of contract awards and contract performance. We performed on 851 contracts with annual revenues greater than $1 million in 2001 compared to 762 and 685 such contracts in 2000 and 1999, respectively. These larger contracts represented 70% of our revenues in 2001, 62% in 2000 and 71% in 1999. Of these contracts, 76 contracts had individual revenues greater than $10 million in 2001 compared to 61 such contracts in 2000 and 55 in 1999. The remainder of our revenues is derived from a large number of contracts with individual revenues less than $1 million. Although we have committed substantial resources and personnel needed to pursue and perform larger contracts, we believe we also maintain a suitable environment for the performance of smaller, highly technical research and development contracts. These smaller programs often provide the foundation for our success on larger procurements.

    Cost of revenues as a percentage of revenues was 78.5% in 2001, 77.8% in 2000 and 78.8% in 1999. Excluding NSI's cost of revenues because of the deconsolidation of NSI in 2001, cost of revenues as a percentage of revenues remained constant at 79.5% in 2000 and 1999. The decrease in cost of revenues as a percentage of revenues in 2001 was primarily attributable to improved operating performance in our traditional business areas with our U.S. Government customer in the Regulated segment offset by higher cost of revenues as a percentage of revenues in the Non-Regulated Telecommunications and Non-Regulated Other segments. In 2001, we recorded overruns on certain FFP contracts in the Non-Regulated Telecommunications segment and had lower-than-historical profit at INTESA and in certain of our commercial information technology and outsourcing businesses, which are part of the Non-Regulated Other segment.

    Selling, general and administrative expenses ("SG&A") are comprised of general and administrative ("G&A"), bid and proposal ("B&P") and independent research and development ("IR&D") expenses and included impairment losses on intangible assets of $7.7 million, $50.5 million and $13.4 million in 2001, 2000 and 1999, respectively. We assess potential impairments on intangible assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely and the carrying amount of the asset exceeds the estimated future undiscounted cash flows. The impairment losses in 2001 reduced goodwill and other identifiable intangible assets on four previously acquired businesses to their estimated recoverable value. Of the total impairment losses taken in 2000, $42.3 million was related to a business unit in the Non-Regulated Other segment, which was acquired in 2000 and represented less than 1% of total consolidated revenues and consolidated assets at January 31, 2000. The factors leading us to assess the recoverability of goodwill and other identifiable intangible assets of this acquisition were greater-than-expected operating losses since the time of acquisition and the loss of a major contract procurement. The assessment of the estimated future undiscounted cash flows indicated that an impairment existed and the loss was quantified by estimating the fair value of the business unit using the discounted cash flow method. Impairment losses in 1999 reduced goodwill on five previously acquired businesses to their estimated recoverable value.

    SG&A expenses as a percentage of consolidated revenues were 14.7%, 15.9% and 14.5% in 2001, 2000 and 1999, respectively. Excluding NSI in 2000 and 1999 because of the deconsolidation in 2001, SG&A expenses as a percentage of consolidated revenues were 14.6% and 13.8% in 2000 and 1999, respectively. While it appears that in 2001 and 2000 SG&A was relatively constant, SG&A in 2000 was higher because of impairment losses. If we adjusted 2000 SG&A expenses to exclude the effects of impairment losses, SG&A would have been 13.6% of consolidated revenues and relatively consistent with 1999. SG&A as a percentage of revenues in the Regulated and Non-Regulated

Telecommunications segment remained relatively constant in 2001 and 2000 compared to the prior year, respectively, while it increased in the Non-Regulated Other segment. The increase in the Non-Regulated Other segment was primarily attributable to increased G&A, marketing and IR&D costs for certain new commercial and international initiatives.

    Regulated segment operating income as a percentage of revenues was 7.3% in 2001, 6.6% in 2000 and 5.5% in 1999 and increased in 2001 and 2000 over the prior year, respectively, due to overall improvements in operating performance as noted previously in the discussion of cost of revenues. Our Non-Regulated Telecommunications segment operating income as a percentage of revenues was 12.0% in 2001, 13.4% in 2000 and 12.2% in 1999 and decreased in 2001 primarily due to losses recognized on certain FFP contracts. Our Non-Regulated Other segment had a slight segment operating loss in 2001 that represented .2% of revenues compared to segment operating income as a percentage of revenues of 2.7% in 2000 and 8.6% in 1999. The loss in 2001 was primarily attributable to start-up losses in a new commercial information technology business area and operating losses from a business unit that was acquired in 2000, which we sold in the fourth quarter of 2001. In addition to these losses in 2001, we also experienced reduced operating income at INTESA as a result of reduced margins on contracts and an increase in SG&A expenses. We also did not have any operating income from NSI due to the deconsolidation of NSI in 2001. The decrease in the Non-Regulated Other segment operating income as a percentage of revenues in 2000 compared to 1999 was primarily attributable to greater than expected operating losses from a business unit in the commercial information technology business area, a business that was acquired in 2000 and certain international business units.

    Interest income was $109 million, $55 million and $22 million in 2001, 2000 and 1999, respectively. The increase in 2001 was primarily attributable to higher average cash balances, cash equivalents and marketable securities. In 2001, we received cash proceeds of $1.6 billion from the sale of NSI common stock compared to the cash proceeds of $729 million we received from NSI stock sold in 2000. The increase in 2000 from 1999 was also primarily attributable to higher average cash balances from the sale of NSI stock and investments in marketable securities.

    Interest expense of $20 million, $27 million and $34 million in 2001, 2000 and 1999, respectively, primarily relates to interest on our outstanding public debt securities, a building mortgage, deferred compensation arrangements, capital lease obligations and notes payable. The decrease in interest expense in 2001 and 2000 compared to the prior year was primarily driven by a decrease in capital lease obligations at INTESA.

    Other income, net, was $25 million in 2001 compared to an expense of $1 million in 2000 and $8 million in 1999. The increase in 2001 was primarily attributable to our share of income of our unconsolidated affiliates recognized on the equity method compared to 2000 and 1999 when we had our share of losses of our unconsolidated affiliates.

    Minority interest in income of consolidated subsidiaries was $13 million, $44 million and $18 million in 2001, 2000 and 1999, respectively. The decrease in 2001 was primarily attributable to the deconsolidation of NSI. Partially offsetting the decrease in 2001 is the 45% minority interest in our joint venture, AMSEC LLC, which was formed in the second quarter of 2000. The increase in 2000 was attributable to an increase in NSI net income and the sale of some of our shares of NSI common stock in the secondary offering on February 12, 1999, which increased the minority interest in NSI to approximately 55% compared to a 28% minority interest in NSI in 1999. In 1999, minority interest increased over the prior year due to growth in income for NSI and INTESA.

    The provision for income taxes as a percentage of income before income taxes was 37.2% in 2001, 41.6% in 2000 and 47.7% in 1999. The lower effective tax rate in 2001 reflects the resolution of certain tax positions related to our on-going appeals process with the IRS for fiscal years 1988 through 1993, higher research and experimentation tax credits, other permanent differences and a lower effective tax rate on the gain on the sale of NSI common stock. The decrease in the effective tax rate in 2000 from

1999 reflected resolution of certain tax positions related to our on-going appeals process with the IRS for fiscal years 1988 through 1993. The higher effective tax rate in 1999 was primarily attributable to non-deductible goodwill amortization and a reassessment of certain tax positions related to our on-going appeals process with the IRS for fiscal years 1988 through 1993.

Gain on Sale of Business Units, Net

    Gains or losses related to sales of a business unit or operating asset that generated revenue or whose operating results were included in our consolidated financial statements are recorded as "Gain on sale of business units, net" and are part of operating income.

    In 2001, we sold certain business units and operating assets that did not fit within our strategic plan. We recorded net gains of $121 million before income taxes on these business units and operating assets that were sold for cash and/or equity or debt securities of publicly traded companies. In 2000 and 1999, net gains from sale of business units and operating assets were $30 million and $3 million, respectively.

Net Gain on Marketable Securities and Other Investments, including Impairment Losses

    Gains related to transactions from our investments that are accounted for as marketable equity or debt securities, as cost method investments or as equity method investments are recorded as "Net gain on marketable securities and other investments, including impairment losses" and are part of non-operating income or expense. Impairment losses on marketable securities and other investments resulting from declines in fair market values that are deemed to be other-than-temporary are also recorded in this financial statement line item.

    During 2001, we completed two transactions related to our former subsidiary, NSI. On February 11, 2000, NSI completed a secondary offering of 8,889,500 shares of its common stock. Of the shares sold in the offering, we sold 6,700,000 shares, NSI sold 2,159,500 shares and other selling stockholders sold 30,000 shares at $247 per share before deducting underwriting commissions of $9.75 per share. As a result of this transaction, we received net proceeds from the offering of $1.6 billion and recognized a gain on sale before income taxes of $1.5 billion. We also recognized a gain as a result of the shares sold by NSI by recording $132 million directly to additional paid-in capital which we have included in "Issuance of subsidiary stock" in the accompanying consolidated statement of stockholders' equity and comprehensive income. Upon completion of this secondary offering and after giving effect to NSI's 2-for-1 stock split, we held 16,300,000 shares of NSI common stock which represented a 22.6% interest in NSI. On June 8, 2000, NSI merged into and became a wholly-owned subsidiary of VeriSign, Inc. ("VeriSign"), a publicly traded company and leading provider of Internet trust services. On the effective date of the merger, we held approximately 9% of VeriSign's outstanding shares. As a result of this transaction, we recognized a gain before income taxes of $2.4 billion.

    We also completed transactions in certain of our other investments. Solect Technology Group Inc. ("Solect"), an entity in which we held an investment, was acquired by Amdocs Limited ("Amdocs"), a publicly traded company. In connection with this transaction, we exchanged our interest in Solect for an approximate 2% equity interest in Amdocs and recognized a gain before income taxes of $191 million. We also recognized a $32 million gain before income taxes on the sale of an equity interest we had in a French business in exchange for equity securities of a French public company and sold other investments in marketable securities for an aggregate gain before income taxes of $20 million.

    In accordance with our policy to assess whether an impairment loss on our marketable securities has occurred due to declines in fair market value and other market conditions, we determined that at January 31, 2001, declines in the fair market value of VeriSign and certain of our other marketable securities had occurred and were deemed to be other-than-temporary in nature. We, therefore, recorded impairment losses of $1.4 billion on our investments in VeriSign and certain other marketable securities. The stock price of our investment in VeriSign decreased substantially from January 31, 2001. From January 31, 2001 through April 12, 2001, this investment had accumulated unrealized losses of $274 million, net of taxes.

    In 2000, we recognized a gain before income taxes of $698 million from the sale of NSI common stock. Since NSI was consolidated in 2000, this gain was classified as a "Gain on sale of subsidiary common stock" in the accompanying consolidated financial statements. The gain resulted from a secondary offering of 4,580,000 shares of NSI common stock completed on February 12, 1999. Of the shares sold in the offering, we sold 4,500,000 shares at $170 per share and received proceeds, net of underwriter's commissions, of $729 million.

    Transactions in investments of this nature were not significant in 1999.

Liquidity and Capital Resources

    Our primary sources of liquidity continue to be funds provided by operations and our five-year revolving credit facility. In addition, the proceeds from the sale of NSI common stock in February 2000 and 1999 have provided an additional source of liquidity for us in 2001 and 2000. At January 31, 2001 and 2000, there were no borrowings outstanding under the credit facility and cash and cash equivalents and short-term investments totaled $1.3 billion and $1.1 billion, respectively. Cash flows generated from operating activities were $171 million in 2001 compared to $434 million in 2000 and $380 million in 1999 and decreased in 2001 primarily as a result of income taxes paid of $710 million compared to $481 million in 2000.

    Our investing activities generated cash flows of $749 million in 2001 compared to a use of cash of $7 million and $223 million for investing activities in 2000 and 1999, respectively. In 2001, our largest source of cash came from our sale of NSI common stock from which we received $1.6 billion in cash. During 2001, we used $682 million of this cash to buy short-term investments, which are managed as portfolios by outside investment managers, and made investments in publicly traded companies and private emerging technology companies. This compared to $445 million and $99 million in 2000 and 1999, respectively. In 2000, excluding the proceeds of $729 million from the sale of NSI common stock and $118 million from the sale of debt and equity securities, net cash flows spent on investing activities were $854 million compared to $223 million in 1999. With the proceeds from the sale of NSI common stock, in 2000, we spent $243 million on business acquisitions, which was an increase over the prior year. We also purchased marketable securities and made investments in private emerging technology companies with some of the proceeds from the sale of NSI common stock in 2000. In 1999, we did not have any material source of cash from investing activities and used cash from operations to support acquisitions and other investments. We intend to continue to acquire other businesses and make investments in publicly traded and private emerging technology companies in the future. Capital expenditures for property, plant and equipment were $147 million, $166 million and $88 million in 2001, 2000 and 1999, respectively, and are expected to be approximately $220 million for 2002.

    We used cash of $938 million and $144 million for financing activities in 2001 and 2000, respectively, compared to generating cash of $43 million from financing activities in 1999. In 2001, we used $927 million for repurchases of our common stock and generated $50 million in cash from sales of our common stock compared to using $180 million for repurchases and receiving $77 million from sales in 2000. In 2001, we enacted a provision of our Cash or Deferred Arrangement ("CODA") plan which required terminated participants to transfer their assets out of the SAIC stock funds. As a result, we had an unusually high level of repurchases because we repurchased approximately $295 million due to participants who terminated in prior years and approximately $96 million due to current year employee turnover. In addition to the stock repurchases from the CODA plan, we also continued to repurchase our common stock from employees upon termination and from our other retirement and profit sharing plans. In 2001, we also participated as a buyer for shares being offered for sale by our stockholders in all four quarterly trades. In 2000, we also repurchased more shares of our common stock than we sold and participated as a buyer for shares being offered for sale by our stockholders in two quarterly trades. In 1999, our sales of our common stock were greater than repurchases and we did not participate as a buyer in any of the four quarterly trades.

    We expect our existing cash, cash equivalents, short-term investments, cash flows from operations and borrowing capacity to provide sufficient funds for our operations, common stock repurchases, capital expenditures and future long-term debt requirements. In addition, we expect to finance acquisitions and equity investments in the future from operations, borrowing capacity and sales of our common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended April 30, 2001

Results of Operations

    Our revenues for the three months ended April 30, 2001 increased 16% over the same period of the prior year. We experienced growth in all of our business segments.

    Regulated segment revenues as a percentage of consolidated revenues were 63% and 64% for the three months ended April 30, 2001 and 2000, respectively, and on an absolute basis, increased 14% over the same period of the prior year as a result of growth in our traditional business areas with departments and agencies of the U.S. Government. Our growth in revenues with the U.S. Government continues to be from service type contracts which are competitively priced utilizing lower cost structures. This trend reflects the increasingly competitive business environment in our traditional business areas, as well as our increased success in the engineering and field services market, which typically involve these lower cost service type contracts.

    Non-Regulated Telecommunications segment revenues as a percentage of consolidated revenues were 26% and 28% for the three months ended April 30, 2001 and 2000, respectively, and on an absolute basis increased 9% over the same period of the prior year. Our Non-Regulated Telecommunications segment is not growing as fast as the Regulated or Non-Regulated Other segments and as a result, its revenues as a percentage of consolidated revenues decreased slightly for the three months ended April 30, 2001 over the same period of the prior year. The slower growth experienced in this segment is primarily attributable to difficult market conditions in the telecommunications industry. We believe that growth in this segment over the remainder of the year will be difficult due to continuing softness in this marketplace.

    Non-Regulated Other segment revenues as a percentage of consolidated revenues were 12% and 9% for the three months ended April 30, 2001 and 2000, respectively, and on an absolute basis increased 49% over the same period of the prior year. This increase in revenues was primarily attributable to growth in our information technology outsourcing business in the United States, United Kingdom and Venezuela, where our INTESA joint venture is located.

    Revenues on our contracts in the three reportable segments are generated from the efforts of our technical staff as well as the pass through of costs for material and subcontract efforts, which primarily occur on large, multi-year system integration type contracts. At April 30, 2001, we had approximately 38,900 full-time employees compared to approximately 37,000 at April 30, 2000. Material and subcontract ("M&S") revenues were $278 million and $201 million for the three months ended April 30, 2001 and 2000, respectively. As a percentage of total revenues, M&S revenues were 19% and 16% for the three months ended April 30, 2001 and 2000, respectively. The contract types we enter into with our customers can impact our revenues and segment operating income. The percentage of our revenues attributable to the higher risk, firm fixed-price ("FFP") contracts decreased to 34% for the three months ended April 30, 2001 compared to 38% for the same period of the prior year. For the year ended January 31, 2001, revenues from FFP contracts were 36%. We assume greater performance risk on FFP contracts and our failure to accurately estimate the ultimate costs or to control costs during performance of the work may result in reduced profits or losses. Fixed-price level-of-effort ("FP-LOE") and time-and-materials ("T&M") type contracts represented 32% and 28% of revenues for the three months ended April 30, 2001 and 2000, respectively, while cost reimbursement contracts were 34% for the same periods, respectively.

    Cost of revenues as a percentage of revenues was relatively constant at 80.3% for the three months ended April 30, 2001 compared to 80.1% for the same period of the prior year, however, this was an increase from 78.5% for the fiscal year ended January 31, 2001. During the three months ended April 30, 2001, we recorded contract losses on certain FFP contracts in the Regulated and Non-Regulated Telecommunications segments.

    Selling, general and administrative expenses ("SG&A") are comprised of general and administrative ("G&A"), bid and proposal ("B&P") and independent research and development ("IR&D") expenses. SG&A expenses as a percentage of revenues were 14.6% and 14.9% for the three months ended April 30, 2001 and 2000, respectively. SG&A as a percentage of revenues in the Regulated and Non-Regulated Other segments decreased for the three months ended April 30, 2001 compared to the same period of the prior year, while it increased in the Non-Regulated Telecommunications segment. The decrease in the Regulated segment is primarily attributable to continued economies of scale and close monitoring of our SG&A costs. The decrease in the Non-Regulated Other segment is primarily attributable to decreased G&A, marketing and IR&D spending; in the prior year, we initiated new business startups in this segment which caused SG&A costs to increase. In addition, late in the fiscal year ended January 31, 2001, we sold two business units in the Non-Regulated Other segment. The increase in the Non-Regulated Telecommunications segment is primarily attributable to increased IR&D spending.

    Regulated segment operating income, as a percentage of its revenues was 5.4% and 6.1% for the three months ended April 30, 2001 and 2000, respectively, and decreased primarily due to a FFP contract loss. Our Non-Regulated Telecommunications segment operating income as a percentage of its revenues decreased to 7.9% for the three months ended April 30, 2001 from 9.1% for the same period of the prior year, primarily due to losses on certain FFP contracts and increased IR&D spending. Our Non-Regulated Other segment operating income as a percentage of its revenues was 7.4% for the three months ended April 30, 2001 compared to a segment operating loss for the same period of the prior year. The increase in Non-Regulated Other segment operating income was attributable to two primary factors: the sale in the prior fiscal year of a previously acquired business unit that had consistent operating losses since its acquisition and the improvement in segment operating income from our commercial and international information technology businesses which also had operating losses in the same period of the prior year.

    Interest income of $18 million for the three months ended April 30, 2001 decreased from $32 million for the same period of the prior year due to lower average cash and short-term investment balances.

    Interest expense of $4 million and $6 million for the three months ended April 30, 2001 and 2000, respectively, primarily relates to interest on our outstanding public debt securities, a building mortgage, deferred compensation arrangements, capital lease obligations and notes payable. The decrease in interest expense is primarily driven by a decrease in capital lease obligations at INTESA.

    Other income, net, was $2 million for the three months ended April 30, 2001 compared to $7 million for the same period of the prior year and was lower primarily because we no longer recognize our share of income on the equity method of our former investment in NSI. For the same period of the prior year, we recognized our share of income from our investment in NSI before NSI merged with VeriSign.

    Minority interest in income of consolidated subsidiaries remained constant at $3 million for the three months ended April 30, 2001 and 2000, respectively, and was related to our AMSEC LLC and INTESA joint ventures.

    The provision for income taxes as a percentage of income before income taxes was 32.7% for the three months ended April 30, 2001 compared to 38.5% for the same period of the prior year. The lower effective tax rate reflects a lower effective state tax rate, as well as the favorable resolution of certain tax positions with the California Franchise Tax Board and the Internal Revenue Service. The tax rate was also favorably impacted by higher levels of research and experimentation tax credits and charitable contributions of appreciated property.

Loss on Sale of Business Units

    Gains or losses related to sales of a business unit or operating asset that generated revenue or whose operating results were included in our condensed consolidated financial statements are recorded as "Loss on sale of business units" and are part of operating income. During the three months ended April 30, 2001, we sold a business unit that was not considered a significant divestiture and recorded a loss of $3 million. For the same period of the prior year, transactions of this nature were not significant.

Net (Loss) Gain on Marketable Securities and Other Investments, including Impairment Losses

    Gains related to transactions from our investments that are accounted for as marketable equity or debt securities, as cost method investments or as equity method investments are recorded as "Net (loss) gain on marketable securities and other investments, including impairment losses" and are part of non-operating income or expense. Impairment losses on marketable securities and other investments from declines in fair market values that are deemed to be other-than-temporary are also recorded in this financial statement line item.

    During the three months ended April 30, 2001, we recognized a gain before income taxes of $21 million related to our former investment in Solect Technology Group ("Solect") which was acquired by Amdocs Limited ("Amdocs") in the same period of the prior year. During the three months ended April 30, 2000, we recognized a gain before income taxes of $191 million on the exchange of our interest in Solect. Under the terms of the exchange agreement, a certain number of Amdocs shares were put into an escrow account which were to be released upon meeting certain contingent conditions. These conditions were met during the three month period ended April 30, 2001 and the shares were released from escrow resulting in the additional gain.

    In accordance with our policy to assess whether an impairment loss on our marketable securities has occurred due to declines in fair market value and other market conditions, we determined that at April 30, 2001, declines in the fair market value of certain of our marketable securities had occurred and were deemed to be other-than-temporary in nature. We, therefore, recorded impairment losses of $64 million on these investments.

    As more fully described on page F-40 in Note E of the Notes to Condensed Consolidated Financial Statements, we are exposed to certain market risks, which are inherent in the financial instruments arising from transactions entered into in the normal course of business. Our portfolio of publicly-traded marketable equity securities is subject to market risk and there may be instances where we will use derivative instruments to manage the risk of potential loss in fair value resulting from decreases in market prices. We have equity collars in place to mitigate the risk of significant price fluctuations of certain of our marketable equity securities. We also have warrants to purchase equity securities of certain private and publicly-held companies that can be net settled. These warrants are considered derivative instruments and not designated as hedging instruments. Under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and

Hedging Activities," as amended, changes in the derivative instrument's fair value for fair value hedges and changes in derivative instruments not designated as hedging instruments are recognized currently in the results of operations. For the three months ended April 30, 2001, we recognized a net loss of $30 million related to the equity collars and the related underlying marketable equity securities and the warrants that can be net settled.

    We also completed transactions in certain of our marketable equity securities and other investments resulting in a net gain of $1.8 million.

    During the three months ended April 30, 2000, we recognized a gain before income taxes of $1.5 billion from the sale of our shares in NSI in a secondary offering which was completed in February 2000.

Gain on Issuance of Stock by Subsidiary

    During the three months ended April 30, 2001, we issued stock in two entities to outside parties and recorded equity gains after taxes of $13 million through an increase to additional paid-in capital.

Subsequent Events

    Subsequent to the three months ended April 30, 2001, our Telcordia venture capital subsidiary converted its shares of preferred stock in Tellium, Inc. which was accounted for as a cost investment, into shares of common stock of Tellium concurrent with Tellium's initial public offering. On May 17, 2001, the first day of trading, we recognized an unrealized gain before income taxes of approximately $232 million in other comprehensive income to reflect the fair market value of the marketable equity securities. We also sold shares of VeriSign for a pre-tax loss of approximately $46 million.

Liquidity and Capital Resources

    Our primary sources of liquidity continue to be funds provided by operations and our five-year revolving credit facility. At April 30, 2001 and January 31, 2001, there were no borrowings outstanding under the credit facility and cash and cash equivalents and short-term investments in marketable securities totaled $1.1 billion and $1.3 billion, respectively. Net cash of $35 million used in operating activities for the three months ended April 30, 2001 consisted primarily of net income adjusted for non-cash items of $159 million, offset by $203 million used in working capital and other activities. Net cash used in working capital and other activities resulted from a reduction in current liabilities for tax payments, accounts payable and other accrued liabilities coupled with a slightly lower collection rate on receivables than in the same period of the prior year.

    We used cash of $20 million for investing activities for the three months ended April 30, 2001 compared to generating cash of $1.5 billion for the same period of the prior year. In the prior year, we received $1.6 billion in cash from the sale of NSI common stock in the February 2000 secondary offering.

    We used $193 million in cash for financing activities for the three months ended April 30, 2001 compared to $336 million for the same period of the prior year. We generated less cash primarily because we had lower sales of our stock but also reduced our cash outflow by having lower repurchases of our stock from the CODA plan during the three months ended April 30, 2001 compared to the same period of the prior year.

    We expect our existing cash, cash equivalents, short-term investments in marketable securities, cash flows from operations and borrowing capacity to provide sufficient funds for our operations, common stock repurchases, capital expenditures and future long-term debt requirements. In addition, we expect to finance acquisitions and equity investments in the future from operations and borrowing capacity.

Commitments and Contingencies

    On March 6, 2001, our Telcordia subsidiary filed a Demand for Arbitration with the International Chamber of Commerce in Paris, France initiating arbitration and seeking damages of approximately $130 million from Telkom South Africa related to a contract dispute. The dispute involves a contract executed on June 24, 1999, pursuant to which Telcordia would provide a Service Activation and Assurance System. The value of Telcordia's portion of the contracted work was $208 million. Telcordia performed the contract for over 18 months and delivered multiple software releases to Telkom South Africa. On January 12, 2001, Telcordia notified Telkom South Africa that Telkom South Africa had breached the contract for, among other things, taking and using Telcordia software without paying for it, improperly refusing to accept software deliveries, failing to cooperate in defining future software releases, and failing to make other payments due under the contract. On February 2, 2001, Telkom South Africa responded by denying Telcordia's claims and asserting various breaches on the part of Telcordia. The parties were unable to negotiate a mutually acceptable resolution of the dispute. On March 6, 2001, Telcordia initiated arbitration. On May 22, 2001, Telkom South Africa filed with the International Chamber of Commerce its Answer to Telcordia's Demand for Arbitration and its Counterclaims against Telcordia. Telkom South Africa contends in its Counterclaims that Telcordia breached the contract for, among other things, failing to provide deliverables compliant with the requirements of the contract at the times provided in the contract. Telkom South Africa also contends that Telcordia misrepresented its capabilities and the benefits that Telkom South Africa would receive under the contract. Telkom South Africa seeks substantial damages from Telcordia, including repayment of approximately $97 million previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234 million. Telcordia disputes Telkom South Africa's contentions. Telcordia intends to vigorously defend against these claims while pursuing its own claims in the arbitration and filed its Answer to Telkom South Africa's Counterclaim on June 29, 2001. Due to the early stage of the arbitration proceedings, the outcome of the arbitration is uncertain and not presently determinable. As of April 30, 2001, the total amount of receivables under the contract, net of deferred revenue, was not significant.

    We are also involved in various investigations, claims and lawsuits arising in the normal conduct of our business, none of which, in our opinion, will have a material adverse effect on our consolidated financial position, results of operations, cash flows or our ability to conduct business.

Recently Issued Accounting Pronouncements

    In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." We expect to adopt SFAS No. 141 and SFAS No. 142 effective February 1, 2002, the beginning of fiscal year 2003, although certain provisions will be applied to any acquisitions closed subsequent to June 30, 2001. We are evaluating the impact of the adoption of these standards and have not yet determined the effect of adoption on our financial position and results of operations.

    In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities," an amendment of FASB Statement No. 133. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative instrument's fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. Effective February 1, 2001, we adopted SFAS No. 133, as amended by SFAS No. 138. The effect of adoption based on the derivatives in place resulted in a gain from cumulative effect of adoption of approximately $711 thousand and an increase in other comprehensive income of $443 thousand.

    In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides the SEC staff's views on applying accounting principles generally accepted in the United States of America to selected revenue recognition issues. We adopted this bulletin in the fourth quarter of 2001. Upon adoption, we reclassified gains on sale of business units and subsidiary common stock from non-operating income to a component of operating income.

Effects of Inflation

    Our cost-reimbursement type contracts are generally completed within one year. As a result, we have generally been able to anticipate increases in costs when pricing our contracts. Bids for longer-term firm fixed-price and T&M type contracts typically include labor and other cost escalations in amounts expected to be sufficient to cover cost increases over the period of performance. Consequently, because costs and revenues include an inflationary increase commensurate with the general economy, net income as a percentage of revenues has not been significantly impacted by inflation. As we expand into the international markets and into highly inflationary economies, movements in foreign currency exchange rates may impact our results of operations. Currency exchange rate fluctuations may also affect our competitive position in international markets as a result of their impact on our profitability and the pricing offered to our non-U.S. customers.

Forward-looking Information

    The foregoing discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the following discussion in "Quantitative and Qualitative Disclosures About Market Risk" contains forward-looking statements, including statements regarding our intent, belief or current expectations with respect to, among other things, trends affecting our financial condition or results of operations and the impact of competition. Such statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors include, but are not limited to: a decrease in or the failure to increase business with the U.S. Government and international and commercial customers; our ability to continue to identify, consummate and integrate additional acquisitions; our ability to competitively price our technical services and products; the risk of early termination of U.S. Government contracts; the risk of losses or reduced profits on firm fixed-price contracts; a failure to obtain reimbursement for costs incurred prior to the execution of a contract or contract modification; audits of our costs, including allocated indirect costs, by the U.S. Government; a downturn in economic conditions and other uncertainties, all of which are difficult to predict and many of which are beyond our control. Due to such uncertainties and risks, you are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Quantitative and Qualitative Disclosures About Market Risk

    We are exposed to certain market risks which are inherent in our financial instruments which arise from transactions entered into in the normal course of business. Our current market risk exposures are primarily in the interest rate, foreign currency and equity price areas. Due to the recent decline in the stock market, we have recorded both realized and unrealized losses related to our equity-priced securities when compared to the prior year. We have not experienced significant changes in interest and foreign currency exchange rates that would have a material impact on the instruments exposed to these types of risk. We have a risk management policy that permits the use of derivative instruments and other natural hedges to mitigate market risks.

    Interest Rate Risk—Our exposure to market risk for changes in interest rates relates primarily to our investment portfolios, short-term and long-term receivables and long-term debt obligations.

    We primarily enter into debt obligations to support capital expenditures, working capital needs and merger and acquisition activity.

    We have established investment policies to protect the safety, liquidity and after-tax yield of invested funds. These policies establish guidelines on acceptable instruments in which to invest and maximum maturity dates. They also require diversification in the investment portfolios by establishing maximum amounts that may be invested in designated instruments. We do not authorize the use of derivative financial instruments in our managed short-term investment portfolios. Our policy requires that all investments mature in three years or less. Strategic investments may have characteristics that differ from those described above.

    The table below provides information about our financial instruments that are sensitive to changes in interest rates, including debt obligations, short-term and long-term receivables and short-term investments. For debt obligations, short-term and long-term receivables and short-term investments, the table presents principal cash flows in U.S. dollars and related weighted average interest rates by expected maturity dates.

	2002	2003	2004	2005	2006	Thereafter	Total	Estimated Fair Value January 31, 2001
	(amounts in thousands)
Assets
Cash equivalents
Fixed rate (USD)	$563,398						$563,398	$563,485
Average interest rate	6.20%
Variable rate (USD)	$16,813						$16,813	$16,813
Average interest rate	5.86%
Fixed rate (GBP)(1)	$14,080						$14,080	$14,080
Average interest rate	5.72%
Short-term investments
Fixed rate (USD)	$198,685	$144,799	$157,966				$501,450	$501,450
Average interest rate	6.24%	6.18%	6.56%
Variable rate (USD)	$127,650	$26,840	$45,810				$200,300	$200,300
Average interest rate	5.74%	6.51%	5.70%
Long-term investments
Fixed rate (USD)	$2,000	$1,200			$12,000		$15,200	$15,200
Average interest rate	12.00%	14.00%			2.00%
Short-term receivables
Fixed rate (USD)	$1,011						$1,011	$1,011
Average interest rate	9.00%
Long-term receivable
Fixed rate (FRF)(2)	$815						$815	$815
Average interest rate	10.00%
Liabilities
Long-term debt
Fixed rate (USD)	$1,834	$1,588	$81	$85	$91	$100,421	$104,100	$102,465
Average interest rate	8.21%	8.25%	8.25%	8.26%	8.26%	8.26%
Variable rate (USD)	$150	$200	$240	$260	$280	$5,370	$6,500	$6,500
Average interest rate	6.16%	6.16%	6.16%	6.16%	6.16%	6.16%

(1)
British pound denominated

(2)
French franc denominated

    The market interest rates on similar investments have decreased since January 31, 2001. As investments in our fixed income portfolio mature, unless market conditions change, they will be replaced with instruments bearing a lower interest rate.

    Foreign Currency Risk—Although the majority of our transactions are in U.S. dollars, some transactions are based in various foreign currencies. Our objective in managing our exposure to foreign currency exchange rate fluctuations is to mitigate adverse fluctuations in earnings and cash flows associated with foreign currency exchange rate fluctuations. We currently manage cash flow exposure of receivables, payables and anticipated transactions through the use of natural hedges and derivative instruments in the form of foreign currency forward exchange contracts. The currencies hedged as of January 31, 2001 are the British pound, French franc, Canadian dollar, Belgian franc and Euro. If the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. We do not use foreign currency derivative instruments for trading purposes.

    To perform sensitivity analysis, we assess the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates on market sensitive instruments. The market values for foreign exchange forward contracts are computed based upon spot rates in effect on January 31, 2001. The differences that result from comparing hypothetical foreign exchange rates and actual spot rates as of January 31, 2001 are the hypothetical gains and losses associated with foreign currency risk.

    A 10% adverse movement in levels of foreign currency exchange rates relative to the U.S. dollar as of January 31, 2001, with all other variables held constant, would result in a decrease in the fair values of the forward foreign exchange contracts by approximately $3 million. A 10% adverse movement in levels of foreign currency exchange rates related to the U.S. dollar as of April 30, 2001, with all other variables held constant, would result in a decrease in the fair values of the forward foreign exchange contracts of $2.7 million.

    Equity Price Risk—Our portfolio of publicly-traded equity securities is subject to market price risk and there may be instances where we will use derivative instruments to manage this risk of potential loss in fair value resulting from decreases in market prices. We have equity collars in place to mitigate the risk of significant price fluctuations of certain of our marketable equity securities. These derivative instruments have been designated as fair value hedges of the underlying marketable equity securities. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings.

    At January 31, 2001, the quoted fair value of our publicly-traded available-for-sale equity securities was approximately $1.7 billion. The gross unrealized net gain from these investments was $120 million. The market risk associated with these equity investments is the potential loss in fair value resulting from a decrease in market prices. Based on our position at January 31, 2001, a 10% decrease in market prices, with all other variables held constant, would result in a decrease in the fair value of the equity investments of approximately $170 million.

    At April 30, 2001, the quoted fair value of our publicly-traded available-for-sale equity securities was approximately $1.2 billion. The pre-tax unrealized loss from these investments was $220 million. Subsequent to April 30, 2001, we sold shares of VeriSign and recognized a pre-tax loss of approximately $46 million. The market risk associated with these equity investments is the potential loss in fair value resulting from a decrease in market prices. Based on our position at April 30, 2001, a 10% decrease in market prices, with all other variables held constant, would result in a decrease in fair value of the equity investments of approximately $123 million.

Legal Matters

    The legality of the Class A common stock being offered hereby has been reviewed for us and the selling stockholders by Douglas E. Scott, Esquire, Senior Vice President and General Counsel of SAIC. As of July 31, 2001, Mr. Scott owned of record 62,214 shares of Class A common stock, had the right to acquire an additional 51,200 shares pursuant to previously granted stock options and beneficially owned a total of 19,236 shares through our retirement plans.

Experts

    The consolidated financial statements and the related financial statement schedule included in this prospectus and incorporated by reference from the Annual Report on Form 10-K of Science Applications International Corporation for the years ended January 31, 2001 and 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements for the year ended January 31, 1999 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Available Information

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-2 to register the shares of Class A common stock being offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of Class A common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings.

    You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

Incorporation of Information by Reference

    The SEC allows us to "incorporate by reference" into this prospectus certain information we have filed with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.

    We incorporate by reference the documents listed below:

  •
  Annual Report on Form 10-K for the year ended January 31, 2001, which we refer to as the 2001 10-K

  •
  Quarterly Report on Form 10-Q for the quarter ended April 30, 2001

  •
  Current Reports on Form 8-K filed with the SEC on April 5, 2001, April 16, 2001 and July 18, 2001

  •
  Proxy Statement dated June 8, 2001

  •
  All reports we have filed pursuant to Section 13(a) or 15(d) of the Exchange Act since January 31, 2001 up to the effective date of this prospectus

    You may request a copy of these filings, at no cost, by writing to or telephoning our corporate secretary at the following address and telephone number:

    Science Applications International Corporation
    10260 Campus Point Drive
    San Diego, California 92121
    Attention: Corporate Secretary
    Tel: (858) 826-7323

    You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

    All other financial statement schedules are omitted because they are not applicable or the required information is shown on the consolidated financial statements or the notes thereto.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statements of Income for the three months ended April 30, 2001 and April 30, 2000	F-36
Condensed Consoldiated Balance Sheets as of April 30, 2001 and January 31, 2001	F-37
Condensed Consolidated Statement of Cash Flows for the three months ended April 30, 2001 and April 30, 2000	F-38
Notes to Condensed Consolidated Financial Statements	F-39

F–1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Science Applications International Corporation:

    We have audited the accompanying consolidated balance sheets of Science Applications International Corporation and its subsidiaries as of January 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statement schedule for the years ended January 31, 2001 and 2000 listed on page F-35 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This additional information is the responsibility of the Company's management. Such information has been subjected to auditing procedures applied in our audits of the basic financial statements, and in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

 San Diego, California
March 22, 2001

F–2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of Science Applications International Corporation

    In our opinion, the consolidated statements of income, of stockholders' equity and comprehensive income and of cash flows for the year ended January 31, 1999 (appearing on pages F-4 through F-7 of this Registration Statement on Form S-2) present fairly, in all material respects, the results of operations and cash flows of Science Applications International Corporation and its subsidiaries for the year ended January 31, 1999, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule on page F-35 presents fairly, in all material respects, the information set forth therein for the year ended January 31, 1999 when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the consolidated financial statements of Science Applications International Corporation for any period subsequent to January 31, 1999.

/s/ PRICEWATERHOUSECOOPERS LLP

 San Diego, California
April 2, 1999, except as to the stock split discussed in
Note A, for which the date is August 31, 1999

F–3

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year ended January 31
	2001	2000	1999
	(in thousands, except per share amounts)
Revenues	$5,895,678	$5,529,676	$4,740,433
Costs and expenses:
Cost of revenues	4,626,803	4,303,862	3,732,890
Selling, general and administrative expenses	868,504	877,633	684,905
Gain on sale of business units, net	(120,507)	(30,198)	(3,198)
Gain on sale of subsidiary common stock		(698,374)

Operating income	520,878	1,076,753	325,836

Non-operating income (expense):
Net gain on marketable securities and other investments, including impairment losses	2,656,433	2,498
Interest income	108,749	54,667	21,897
Interest expense	(19,615)	(27,274)	(33,813)
Other income (expense), net	24,764	(1,059)	(8,083)
Minority interest in income of consolidated subsidiaries	(12,616)	(44,200)	(17,842)

Income before income taxes	3,278,593	1,061,385	287,995
Provision for income taxes	1,219,637	441,536	137,307

Net income	$2,058,956	$619,849	$150,688

Earnings per share:
Basic	$8.76	$2.61	$.67

Diluted	$8.11	$2.42	$.62

Common equivalent shares:
Basic	235,037	237,586	222,483

Diluted	253,954	256,268	241,216

See accompanying notes to consolidated financial statements.

F–4

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	January 31
	2001	2000
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$644,492	$669,320
Restricted cash	12,665	8,781
Short-term investments in marketable securities	701,750	424,609
Receivables, net	1,355,713	1,339,763
Prepaid expenses and other current assets	92,939	143,163
Deferred income taxes	93,775	173,987

Total current assets	2,901,334	2,759,623
Property, plant and equipment	535,524	576,887
Intangible assets	225,924	239,438
Long-term investments in marketable securities	1,676,621	181,285
Prepaid pension assets	540,113	492,802
Other assets	212,614	155,213

	$6,092,130	$4,405,248

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,173,569	$1,409,477
Accrued payroll and employee benefits	399,025	357,014
Income taxes payable	180,304	90,337
Notes payable and current portion of long-term debt	31,897	54,093

Total current liabilities	1,784,795	1,910,921
Long-term debt, net of current portion	118,746	121,289
Deferred income taxes	538,567	74,412
Other long-term liabilities	281,225	360,362
Commitments and contingencies (Note O)
Minority interest in consolidated subsidiaries	24,640	107,982
Stockholders' equity:
Class A Common Stock, $.01 par value	2,202	2,361
Class B Common Stock, $.05 par value	14	15
Additional paid-in capital	1,393,600	1,082,727
Retained earnings	1,918,253	704,562
Other stockholders' equity	(41,694)	(31,387)
Accumulated other comprehensive income	71,782	72,004

Total stockholders' equity	3,344,157	1,830,282

	$6,092,130	$4,405,248

See accompanying notes to consolidated financial statements.

F–5

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock
	Class A		Class B
	1,000,000,000 shares authorized		5,000,000 shares authorized
							Other stock- holders' equity	Accumulated other comprehensive income(loss)
					Additional paid-in capital	Retained earnings			Comprehensive income
	Shares	Amount	Shares	Amount
	(in thousands)
Balance at January 31, 1998	207,723	$2,077	314	$16	$537,202	$237,588	$(14,983)	$(7,122)
Net income						150,688			$150,688
Other comprehensive income								7,237	7,237
Issuances of common stock	29,797	298			286,023
Repurchases of common stock	(11,133)	(111)	(11)	(1)	(29,215)	(115,594)
Income tax benefit from employee stock transactions					34,118
Stock compensation					876
Unearned stock compensation							(7,699)
Issuance of subsidiary stock					5,753
Dividends on subsidiary preferred stock						(1,303)
Net issuance of notes receivable for sales of common stock							(1,246)

Balance at January 31, 1999	226,387	2,264	303	15	834,757	271,379	(23,928)	115	$157,925

Net income						619,849			$619,849
Other comprehensive income								71,889	71,889
Issuances of common stock	16,655	167			196,711
Repurchases of common stock	(6,963)	(70)	(7)		(34,979)	(184,930)
Income tax benefit from employee stock transactions					71,071
Stock compensation					3,231
Unearned stock compensation							(7,879)
Issuance of subsidiary stock					11,936
Dividends on subsidiary preferred stock						(1,736)
Net payments on notes receivable for sales of common stock							420

Balance at January 31, 2000	236,079	2,361	296	15	1,082,727	704,562	(31,387)	72,004	$691,738

Net income						2,058,956			$2,058,956
Other comprehensive income								(222)	(222)
Issuances of common stock	18,044	180			197,758
Repurchases of common stock	(33,928)	(339)	(16)	(1)	(135,511)	(845,265)
Income tax benefit from employee stock transactions					106,185
Stock compensation					860
Unearned stock compensation							(10,385)
Issuance of subsidiary stock					141,581
Net payments on notes receivable for sales of common stock							78

Balance at January 31, 2001	220,195	$2,202	280	$14	$1,393,600	$1,918,253	$(41,694)	$71,782	$2,058,734

See accompanying notes to consolidated financial statements.

F–6

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended January 31
	2001	2000	1999
	(in thousands)
Cash flows from operating activities:
Net income	$2,058,956	$619,849	$150,688
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	188,235	187,147	150,949
Non-cash compensation	84,788	72,176	53,566
Gain on sale of business units, net	(120,507)	(30,198)	(3,198)
Gain on sale of marketable securities and other investments	(4,097,453)	(2,498)
Impairment losses on marketable securities	1,441,020
Gain on sale of subsidiary common stock		(698,374)
Equity in (income) loss of unconsolidated affiliates	(6,047)	6,123	4,185
Loss on impaired intangible assets	7,743	50,518	13,378
Loss on disposal of property, plant and equipment	6,170	6,960	4,811
Minority interest in income of consolidated subsidiaries	12,616	44,200	18,537
Other non-cash items	2,861	1,553	9,480
Increase (decrease) in cash, excluding effects of acquisitions and divestitures, resulting from changes in:
Receivables	(53,075)	(134,637)	(311,119)
Prepaid expenses and other current assets	55,880	(67,725)	(29,401)
Progress payments	(1,565)	(1,954)	(9,915)
Deferred income taxes	403,444	(89,550)	(85,045)
Other assets	(46,706)	(13,390)	(47,937)
Accounts payable and accrued liabilities	60,980	320,048	330,181
Accrued payroll and employee benefits	54,906	38,520	48,825
Income taxes payable	112,663	81,150	60,417
Other long-term liabilities	6,572	44,314	22,038

	171,481	434,232	380,440

Cash flows from investing activities:
Expenditures for property, plant and equipment	(147,244)	(166,107)	(87,812)
Acquisitions of business units, net of cash acquired	(35,396)	(243,272)	(4,884)
Purchases of debt and equity securities available-for-sale	(682,061)	(445,411)	(99,480)
Proceeds from sale of debt and equity securities available-for-sale	72,251	118,311
Proceeds from maturities (purchases) of debt securities held-to-maturity		9,350	(9,350)
Proceeds from sale of affiliate common stock	1,589,575	729,000
Proceeds from sale of certain business assets	49,886	64,737	864
Proceeds from disposal of property and equipment	810	544	785
Investments in affiliates	(98,833)	(74,324)	(22,993)

	748,988	(7,172)	(222,870)

Cash flows from financing activities:
Proceeds from notes payable and issuance of long-term debt	4,534	3,467	909
Payments of notes payable and long-term debt	(7,982)	(859)	(12,793)
Principal payments on capital lease obligations	(47,327)	(44,504)	(30,029)
Net proceeds from subsidiary issuance of stock		10,106	10,274
Dividends paid to minority interest stockholders	(10,561)	(9,452)	(7,096)
Sales of common stock	49,845	76,783	200,789
Repurchases of common stock	(926,808)	(179,837)	(118,846)

	(938,299)	(144,296)	43,208

Effect of exchange rate changes on cash	(6,998)	(2,470)	(1,139)

(Decrease) increase in cash and cash equivalents	(24,828)	280,294	199,639
Cash and cash equivalents at beginning of year	669,320	389,026	189,387

Cash and cash equivalents at end of year	$644,492	$669,320	$389,026

Supplemental schedule of non-cash investing and financing activities:
Shares of common stock exchanged upon exercise of stock options	$54,308	$40,142	$26,075

Capital lease obligations for property and equipment	$23,537	$23,527	$56,153

Fair value of assets acquired in acquisitions	$62,459	$331,544	$10,645
Cash paid in acquisitions	(35,396)	(263,644)	(5,648)
Issuance of common stock in acquisitions	(3,000)	(19,488)	(1,526)

Liabilities assumed in acquisitions	$24,063	$48,412	$3,471

See accompanying notes to consolidated financial statements.

F–7

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — Summary of Significant Accounting Policies:

Consolidation

    The consolidated financial statements include the accounts of Science Applications International Corporation and all majority-owned and wholly-owned U.S. and international subsidiaries (collectively referred to as "the Company"). All significant intercompany transactions and accounts have been eliminated in consolidation. Investments in affiliates and corporate joint ventures owned 20% to 50% or over which the Company exercises significant influence are accounted for under the equity method. Equity investments in affiliates over which the Company does not exercise significant influence and whose securities do not have a readily determinable fair market value as defined in Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are generally carried at cost. Outside investors' interests in the majority-owned subsidiaries are reflected as minority interest.

    Certain of the Company's majority-owned and wholly-owned subsidiaries have fiscal years ending December 31, including its joint venture, Informática, Negocios y Tecnología, S.A. ("INTESA"), which is a joint venture with Petróleos de Venezuela, S.A. ("PDVSA"). The financial position and results of operations of these subsidiaries are included in the Company's consolidated financial statements for the years ended January 31. There were no material intervening events for such subsidiaries from December 31, 2000 through January 31, 2001 which would materially affect the consolidated financial position or results of operations.

    During 2000, the Company's former partially-owned subsidiary Network Solutions, Inc. ("NSI") was consolidated in the accompanying consolidated financial statements. As a result of a series of transactions reducing our ownership in NSI towards the end of 2000, including the recomposition of the NSI Board of Directors, effective at the beginning of 2001 the Company no longer consolidated NSI. In 2001, through the merger of NSI and VeriSign, Inc. ("VeriSign"), a publicly traded company, the Company received shares of VeriSign in exchange for its NSI shares (Note S).

Use of estimates

    The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates.

Fair value of financial instruments

    It is management's belief that the carrying amounts shown for the Company's financial instruments, which include cash and cash equivalents, short-term investments in marketable securities, long-term receivables, long-term investments in marketable securities and long-term debt, are reasonable estimates of their related fair values. The carrying amount of cash and cash equivalents and short-term investments in marketable securities approximates fair value because of the short maturity of those instruments. The fair value of short-term and long-term investments in marketable securities is based upon quoted market prices. The fair value of long-term receivables is estimated by discounting the expected future cash flows at interest rates commensurate with the creditworthiness of customers and other third parties. The fair value of long-term debt is estimated based on quoted market prices for similar instruments and current rates offered to the Company for similar debt with the same

F–8

remaining maturities. The carrying value of these financial instruments at January 31, 2001 approximates their fair value.

Contract revenues

    The Company's revenues result from contract services performed for commercial customers and the U.S. Government or from subcontracts with other contractors engaged in work for the U.S. Government under a variety of contracts, some of which provide for reimbursement of cost plus fees and others which are fixed-price or time-and-materials type contracts. Generally, revenues and fees on these contracts are recognized as services are performed, using the percentage-of-completion method of accounting, primarily based on contract costs incurred to date compared with total estimated costs at completion. The Company also derives revenues from maintenance contracts. Revenues from maintenance contracts are recognized over the term of the respective contracts as maintenance services are provided. Amounts billed but not yet recognized as revenue under certain types of contracts are deferred in the accompanying consolidated balance sheet. Revenues from the sale of manufactured products are recorded when the products are shipped.

    The Company provides for anticipated losses on contracts by a charge to income during the period in which the losses are first identified. Unbilled receivables are stated at estimated realizable value. Contract costs on U.S. Government contracts, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Substantially all of the Company's indirect contract costs have been agreed upon through 2000. Contract revenues on U.S. Government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Cash and cash equivalents

    Cash equivalents are highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents at January 31, 2001 and 2000 include $594,291,000 and $583,917,000, respectively, invested in commercial paper, institutional money market funds and time deposits.

Investments in marketable securities

    Marketable debt and equity securities are classified as either available-for-sale or held-to-maturity at the time of purchase. Available-for-sale securities are carried at fair market value and held-to-maturity debt securities are carried at amortized cost. Unrealized holding gains and losses on available-for-sale securities are carried net of related tax effects in accumulated other comprehensive income in stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the adjusted cost of the specific securities sold.

    At each balance sheet date, management assesses whether an impairment loss on its marketable securities has occurred due to declines in fair market value and other market conditions. If management determines that a decline in the fair market value has occurred and is deemed to be other-than-temporary in nature, an impairment loss will be recognized to reduce the marketable security to its estimated fair market value (Note S).

Restricted cash

    The Company has a contract to provide support services to the National Cancer Institute's Frederick Cancer Research and Development Center ("Center"). As part of the contract, the Company is responsible for paying for materials, equipment and other direct costs of the Center through the use of a restricted cash account which is pre-funded by the U.S. Government. Additionally, as discussed in

F–9

Note I, cash collected from PDVSA for the INTESA pension plan and postretirement benefit obligations is restricted as it relates to funding of the future obligations.

Inventories

    Inventories are valued at the lower of cost or market. Cost is determined using the average cost and first-in, first-out methods.

Property, plant and equipment

    Depreciation and amortization of buildings and related improvements are provided using the straight-line method over estimated useful lives of thirty to forty years and the shorter of the lease term or ten years, respectively. Depreciation and amortization of property and equipment are provided over the estimated useful lives of the assets, primarily using a declining-balance method. The useful lives are three to ten years for equipment.

    Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

Long-lived assets

    The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely and the carrying amount of the asset exceeds the estimated future undiscounted cash flows. When the carrying amount of the asset exceeds the estimated future undiscounted cash flows, an impairment loss is recognized to reduce the asset's carrying amount to its estimated fair value based on the present value of the estimated future cash flows.

Intangible assets

    Intangible assets include goodwill and other identifiable intangible assets. Goodwill represents the excess of the purchase cost over the fair value of net identifiable assets acquired in an acquisition. Intangible assets are amortized on a straight-line basis over three to fifteen years. Amortization of intangible assets amounted to $44,808,000, $41,077,000 and $27,269,000 in 2001, 2000 and 1999, respectively. Accumulated amortization of intangible assets was $126,578,000 and $89,297,000 at January 31, 2001 and 2000, respectively.

    In 2001, 2000 and 1999, the Company recognized impairment losses of $7,743,000, $50,518,000 and $13,378,000, respectively, which were included in selling, general and administrative expenses.

Income taxes

    Income taxes are provided utilizing the liability method. The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Additionally, under the liability method, changes in tax rates and laws will be reflected in income in the period such changes are enacted.

Stock-based compensation

    The Company accounts for employee stock-based compensation using the intrinsic value method. Accordingly, compensation expense for employee stock options is measured as the excess, if any, of the

F–10

fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Pro forma disclosures of net income and earnings per share, as if the fair value-based method had been applied in measuring compensation expense, are presented in Note M. The Company accounts for stock options granted to non-employees using the fair value method.

Common stock and earnings per share

    Class A and Class B Common Stock are collectively referred to as common stock in the Notes to Consolidated Financial Statements unless otherwise indicated. A general public market for the Company's common stock does not exist. Quarterly determinations of the price of the common stock are made by the Board of Directors pursuant to a valuation process that includes an independent appraisal process and a stock price formula. Valuation input from an independent appraisal firm is one of the factors considered by the Board of Directors in establishing the stock price. The Board of Directors believes that the valuation process results in a value which represents a fair market value for the Class A Common Stock within a broad range of financial criteria. The Board of Directors reserves the right to alter the formula and valuation process.

    Basic earnings per share ("EPS") is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted EPS is computed similar to basic EPS except that the weighted average number of shares of common stock outstanding is increased to include the effect of stock options and other stock awards granted to employees under stock-based compensation plans that were outstanding during the period.

    In 2000, the Company's Board of Directors and stockholders approved a recapitalization proposal which included an increase to the number of authorized shares of Class A Common Stock from 100,000,000 shares to 1,000,000,000 shares and a 4-for-1 stock split of the Company's Class A Common Stock, which became effective August 31, 1999 for stockholders of record at that date. Stockholders' equity has been retroactively restated to reflect the stock split for all periods presented by reclassifying the par value of the additional shares arising from the split from additional paid-in-capital to common stock. All share and per share data in the accompanying consolidated financial statements and Notes to Consolidated Financial Statements have been retroactively restated to reflect the stock split for all periods presented.

Derivative financial instruments

    The Company initiates hedging activities by entering into currency exchange agreements consisting principally of currency forward contracts to minimize revenue and cost variations which could result from fluctuations in currency exchange rates. These instruments, consistent with the underlying purchase or sale commitments, typically mature within seven years of origination. In the event of an early termination of a currency agreement designated as a hedge, the gain or loss will continue to be deferred and will be included in the settlement of the underlying transaction. At January 31, 2001, the Company had approximately $32,026,000 of foreign currency forward exchange contracts in British pounds, Canadian dollars, French francs, Euros and Belgian francs outstanding with net deferred gains of $2,096,000.

    Subsequent to the year ended January 31, 2001, the Company hedged certain of its investments in marketable equity securities which will be accounted for pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

F–11

Concentration of credit risk

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, short-term and long-term investments, foreign currency forward exchange contracts and long-term receivables.

    The Company invests its available cash principally in U.S. Government and agency securities, corporate obligations, asset-backed and mortgage-backed securities, municipal debt, equity securities and commercial paper and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

    Concentrations of credit risk with respect to receivables are limited because the Company's principal customers are the Regional Bell Operating Companies ("RBOCs"), various agencies of the U.S. Government and commercial customers engaged in work for the U.S. Government. The credit risk with the U.S. Government is limited and the financial strength of the RBOCs limits the risk on those receivables.

Foreign currency

    Financial statements of international subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenues, expenses, gains and losses. Translation adjustments are recorded as accumulated other comprehensive income in stockholders' equity. The functional currency of the Company's foreign subsidiary that operates in a highly inflationary economy (INTESA) is assumed to be the U.S. dollar. The monetary assets and liabilities of this foreign subsidiary are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains and losses are translated at the average exchange rate for the period, and non-monetary assets and liabilities are translated at historical rates. Resulting remeasurement gains or losses of this foreign subsidiary are recognized in the consolidated results of operations.

Comprehensive income (loss)

    Comprehensive income (loss) includes net income and other comprehensive income or loss. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The Company's other comprehensive income (loss) is composed of

F–12

unrealized gains or losses on the Company's available-for-sale marketable securities and foreign currency translation adjustments summarized as follows:

	Year ended January 31
	2001	2000	1999
	(in thousands)
Foreign currency translation adjustments	$(4,000)	$(1,043)	$(642)
Deferred taxes	1,620	404	183

Net foreign currency translation adjustments	(2,380)	(639)	(459)

Unrealized (loss) gain on marketable securities	(1,371,343)	124,380	11,853
Deferred taxes	498,369	(50,405)	(4,157)
Reclassification of net realized losses (gains)	1,365,378	(1,947)
Deferred taxes	(490,246)	500

Net unrealized gain on marketable securities	2,158	72,528	7,696

	$(222)	$71,889	$7,237

Recently issued accounting pronouncements

    In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133 ("Statement"), as amended, establishes accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement also requires that changes in the derivative instrument's fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. Effective February 1, 2001, the Company adopted SFAS No. 133, as amended by SFAS No. 138. The effect of adoption based on the derivatives in place will result in a gain from cumulative effect of adoption of approximately $711,000 and an increase in other comprehensive income of $443,000.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides the SEC staff's views on applying accounting principles generally accepted in the United States of America to selected revenue recognition issues. The Company adopted this bulletin in the fourth quarter of 2001. Upon adoption, the Company reclassified net gains on sale of business units and subsidiary common stock from non-operating income to a component of operating income.

Gains on issuance of stock by subsidiary

    Gains on issuances of unissued shares of stock by a subsidiary are reflected as equity transactions and recorded directly to additional paid-in capital.

Reclassifications

    Certain amounts from previous years have been reclassified in the accompanying consolidated financial statements to conform to the 2001 presentation.

Note B — Acquisitions and Investments in Affiliates:

    The carrying value of the Company's equity and cost method investments was $142,211,000 and $74,349,000 at January 31, 2001 and 2000, respectively, which includes the unamortized excess of the Company's equity investments over its equity in the underlying net assets of $6,901,000 and $9,211,000, respectively.

F–13

    The Company completed acquisitions of certain business assets and companies in 2001, 2000 and 1999, which individually were not considered significant business combinations in the year acquired. In some cases, the Company acquired all the issued and outstanding common stock of certain companies while in other cases, the Company acquired certain specific assets and liabilities. All of these acquisitions have been accounted for under the purchase method of accounting and the operations of the companies acquired have been included in the accompanying consolidated financial statements from their respective dates of acquisition. The aggregate purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The aggregate excess of the purchase price over fair value of the net tangible assets acquired has been allocated to other identifiable intangible assets and goodwill, which are amortized on a straight-line basis over periods of three to ten years.

    In 2001, the Company completed acquisitions for an aggregate purchase price of approximately $57,014,000 and allocated approximately $49,216,000 to other identifiable intangible assets and goodwill. Certain of the acquisitions completed have been recorded based on preliminary financial information. The Company does not anticipate a material change to the aggregate purchase price or assets acquired and liabilities assumed. As all 2001 acquisitions in the aggregate are not considered significant business combinations, pro forma financial information is not presented.

    In 2000, the Company completed acquisitions for an aggregate purchase price of approximately $302,411,000 and allocated approximately $158,494,000 to other identifiable intangible assets and goodwill. The following unaudited pro forma summary information presents the consolidated results of operations as if the acquisitions, in aggregate, had been completed at the beginning of the periods presented and are not necessarily indicative of the results of operations of the consolidated Company that might have occurred had the acquisitions been completed at the beginning of the periods specified, nor are they necessarily indicative of future operating results.

	Year ended January 31
	2000	1999
	(unaudited, in thousands, except per share amounts)
Revenues	$5,718,666	$5,032,557

Net income	$616,063	$139,883

Basic earnings per share	$2.59	$.63

Diluted earnings per share	$2.40	$.58

    In 1999, the Company completed acquisitions for an aggregate purchase price of approximately $7,179,000 and allocated approximately $7,407,000 to other identifiable intangible assets and goodwill. As all 1999 acquisitions in the aggregate are not considered significant business combinations, pro forma financial information is not presented.

Note C — Business Segment Information:

    The Company provides diversified professional and technical services involving the application of scientific expertise to solve complex technical problems for a broad range of government and commercial customers in the U.S. and abroad and is also a global provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry. These services frequently involve computer and systems technology. The Company also designs and develops high-technology products. These products include customized and standard hardware and software, such as automatic equipment identification technology, sensors and

F–14

nondestructive imaging instruments. Product revenues represented 1% of consolidated revenues in 2001, 2000 and 1999.

    The Company defines its reporting segments using the management approach, which is based on the way the chief operating decision maker ("CODM") manages the operations within the Company for allocation of resources, making decisions and assessing performance. While the Company operates in various vertical markets such as national security, telecommunications and information technology, the Company does not measure operating performance for these different markets, except in cases when a wholly-owned subsidiary or subsidiaries represent substantially all of the vertical market.

    Using this approach, the Company has three reportable segments: Regulated, Non-Regulated Telecommunications, and Non-Regulated Other. The Company's operating groups ("Groups"), on which performance is assessed, are aggregated into the Regulated, Non-Regulated Telecommunications or Non-Regulated Other segments, depending on the nature of the customers, the contractual requirements and the regulatory environment governing the Company's services.

    Groups in the Regulated segment provide technical services and products through contractual arrangements as either a prime contractor or subcontractor to other contractors, primarily for departments and agencies of the U.S. Government. Operations in the Regulated segment are subject to specific regulatory accounting and contracting guidelines such as Cost Accounting Standards and Federal Acquisition Regulations. Groups in the Non-Regulated Telecommunications and the Non-Regulated Other segments provide technical services and products primarily to customers in commercial markets. Generally, operations in the Non-Regulated Telecommunications and Non-Regulated Other segments are not subject to specific regulatory accounting or contracting guidelines. Groups in the Non-Regulated Telecommunications segment are primarily involved in the telecommunications business area. For 2001, 2000 and 1999, the Company's Telcordia subsidiary made up the Non-Regulated Telecommunications segment. The Non-Regulated Other segment includes business from all the vertical market areas except for National Security and Space.

    The accounting policies of the reportable segments are the same as those described in Note A except that the internal measure of operating income before income taxes ("segment operating income") excludes losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and includes equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries. Asset information by segment is not a key measure of performance. However, the Company does use asset information to allocate an internal interest charge or credit ("Cost of Capital") to the Groups, which is included in segment operating income, based on an internal formula which utilizes certain identifiable asset data in calculating the Cost of Capital. The Company also monitors capital expenditures by Groups. Interest expense, as reported in the consolidated financial statements, is primarily recorded at the corporate level.

    Certain corporate expenses are reflected in segment operating income because such expenses are allocated to individual cost objectives by the Company, as required by Government Cost Accounting Standards. Certain corporate expenses are not allocated to the Groups for internal reporting purposes but are managed and evaluated at Corporate. Because of the nature of the Company's business, sales between segments are not material and are recorded at cost.

    The Company formed SAIC Venture Capital Corporation and Telcordia Venture Capital Corporation to manage its investments in publicly traded and private technology companies. The Company may also spin off technologies that are considered non-strategic but that may bring future value from an investment perspective. These activities are of an investment nature and are not reported to the CODM as part of the core operating segments of the Company and, therefore are shown as

F–15

"Investment activities" in the reconciliation of segment financial information to the accompanying consolidated financial statements, where appropriate.

    The following table summarizes segment information:

	Year ended January 31
	2001	2000	1999
	(in thousands)
Revenues:
Regulated	$3,625,414	$3,255,330	$2,742,918
Non-Regulated Telecommunications	1,603,758	1,396,217	1,250,713
Non-Regulated Other	656,442	840,327	737,851
Corporate	10,064	37,802	8,951

Total reportable segment revenues	$5,895,678	$5,529,676	$4,740,433

Segment operating income (loss):
Regulated	$263,945	$215,384	$151,200
Non-Regulated Telecommunications	192,974	187,287	152,655
Non-Regulated Other	(1,502)	22,733	63,307
Corporate	(51,891)	(76,976)	(53,173)

Total reportable segment operating income	$403,526	$348,428	$313,989

Capital expenditures:
Regulated	$30,081	$43,698	$19,779
Non-Regulated Telecommunications	75,945	60,914	48,870
Non-Regulated Other	33,637	14,397	17,258
Corporate	7,184	47,098	1,905

Total reportable segment capital expenditures	$146,847	$166,107	$87,812

    The following is a summary of depreciation and amortization included in the calculation of reportable segment operating income:

	Year ended January 31
	2001	2000	1999
	(in thousands)
Depreciation and amortization:
Regulated	$39,879	$30,568	$23,223
Non-Regulated Telecommunications	86,986	81,726	87,217
Non-Regulated Other	53,753	68,181	35,848
Corporate	7,572	6,672	4,661

Total reportable segment depreciation and amortization	$188,190	$187,147	$150,949

F–16

    The following reconciles total reportable segment operating income to the Company's consolidated operating income:

	Year ended January 31
	2001	2000	1999
	(in thousands)
Total reportable segment operating income	$403,526	$348,428	$313,989
Investment activities	(1,981)	(52)
Loss on impaired intangible assets	(7,743)	(50,518)	(13,378)
Net gain on sale of business units	120,507	30,198	3,198
Gain on sale of subsidiary common stock		698,374
Equity in (income) loss of unconsolidated affiliates	(6,047)	6,123	4,185
Minority interest in income of consolidated subsidiaries	12,616	44,200	17,842

Total consolidated operating income	$520,878	$1,076,753	$325,836

    Consolidated capital expenditures of $147,244,000 includes $397,000 on investment activities for the year ended January 31, 2001. There were no capital expenditures on investment activities in 2000 and 1999.

    Consolidated depreciation and amortization of $188,235,000 includes $45,000 on investment activities for the year ended January 31, 2001. There was no depreciation and amortization on investment activities in 2000 and 1999.

    The following table summarizes geographic information:

	Year ended January 31
	2001	2000	1999
	(in thousands)
Revenues:
United States	$5,456,035	$5,102,359	$4,321,635
Venezuela	301,820	334,463	312,706
United Kingdom	124,843	64,113	69,193
Other international	12,980	28,741	36,899

Total consolidated revenues	$5,895,678	$5,529,676	$4,740,433

Long-lived assets:
United States	$3,079,524	$1,526,454	$1,153,191
Venezuela	98,933	103,416	124,821
United Kingdom	2,374	3,325	5,443
Other international	9,965	12,430	12,566

Total consolidated long-lived assets	$3,190,796	$1,645,625	$1,296,021

    During 2001, 2000 and 1999, approximately 54%, 52% and 50%, respectively, of the Company's consolidated revenues were attributable to prime contracts with the U.S. Government or to subcontracts with other contractors engaged in work for the U.S. Government and are reflected in the Regulated segment revenues. No single contract or customer accounted for revenues greater than 10% of the Company's consolidated revenues in 2001, 2000 and 1999.

F–17

Note D — Composition of Certain Financial Statement Captions:

	January 31
	2001	2000
	(in thousands)
Prepaid expenses and other current assets:
Prepaid expenses	$48,445	$78,545
Inventories	12,608	11,563
Other	31,886	53,055

	$92,939	$143,163

Property, plant and equipment at cost:
Computers and other equipment	$513,335	$446,265
Buildings and improvements	207,521	198,307
Leasehold improvements	144,119	145,844
Office furniture and fixtures	68,537	66,074
Land	66,168	63,068
Land held for future use	702	702

	1,000,382	920,260
Less accumulated depreciation and amortization	464,858	343,373

	$535,524	$576,887

Other assets:
Investment in affiliates	$142,211	$74,349
Related party receivable (Note I)	30,311	36,692
Other long-term receivables	30,154	30,658
Other	9,938	13,514

	$212,614	$155,213

Accounts payable and accrued liabilities:
Accounts payable	$284,106	$277,886
Other accrued liabilities	386,769	399,131
Deferred revenue	371,937	578,785
Collections in excess of revenues on uncompleted contracts	130,757	153,675

	$1,173,569	$1,409,477

Accrued payroll and employee benefits:
Salaries, bonuses and amounts withheld from employees' compensation	$234,561	$203,952
Accrued vacation	136,847	123,135
Accrued contributions to employee benefit plans	27,617	29,927

	$399,025	$357,014

Other long-term liabilities:
Other postretirement benefits	$156,088	$148,258
Accrued pension liability	32,704	34,433
Accrued other employee benefits	14,868	12,826
Deferred revenue	3,006	108,522
Deferred compensation	31,755	28,214
Other	42,804	28,109

	$281,225	$360,362

F–18

Note E — Short-term and Long-term Investments in Marketable Securities:

    The aggregate cost basis, gross unrealized gains and losses and market value of short-term and long-term available-for-sale investments by major security type were as follows:

	Cost basis	Unrealized gains	Unrealized losses	Market value
	(in thousands)
At January 31, 2001:
U.S. government and agency securities	$137,803	$1,205	$(52)	$138,956
Corporate obligations	210,984	1,664	(419)	212,229
Equity securities	1,541,757	139,018	(19,354)	1,661,421
Municipal debt	73,153	584	(26)	73,711
Asset-backed and mortgage-backed securities	83,666	535	(25)	84,176
Other	207,858	20		207,878

	$2,255,221	$143,026	$(19,876)	$2,378,371

At January 31, 2000:
U.S. government and agency securities	$77,863		$(1,540)	$76,323
Corporate obligations	196,110	$625	(746)	195,989
Equity securities	36,928	133,405		170,333
Municipal debt	64,706		(886)	63,820
Asset-backed and mortgage-backed securities	84,757		(1,748)	83,009
Other	16,420			16,420

	$476,784	$134,030	$(4,920)	$605,894

    At January 31, 2001, $329,449,000 of debt securities have contractual maturities of one year or less, and $387,502,000 of debt securities have contractual maturities of two to five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity date and as a result of features of the securities that enable either the Company, the issuer, or both to redeem these securities in part or in full at an earlier date.

    Gross realized gains and losses of debt and equity securities were $21,436,000 and $1,441,024,000, respectively, for the year ended January 31, 2001 and $4,308,000 and $2,362,000, respectively, for the year ended January 31, 2000. There were no realized gains or losses from available-for-sale securities in 1999. Gross realized losses in 2001 include impairment losses due to the other-than-temporary declines in the fair market value of marketable securities (Note S).

F–19

Note F — Receivables, Net:

    Receivables consist of the following:

	January 31
	2001	2000
	(in thousands)
Receivables less allowance for doubtful accounts of $20,298 and $64,523 at January 31, 2001 and 2000, respectively:
Billed	$1,044,332	$958,853
Unbilled, less progress payments of $3,707 and $5,272 at January 31, 2001 and 2000, respectively	289,312	358,411
Contract retentions	22,069	22,499

	$1,355,713	$1,339,763

    Unbilled receivables at January 31, 2001 and 2000 include $27,947,000 and $26,655,000, respectively, related to costs incurred on projects for which the Company has been requested by the customer to begin work under a new contract or extend work under an existing contract, but for which formal contracts or contract modifications have not been executed. The balance of unbilled receivables consist of costs and fees billable on contract completion or other specified events, the majority of which is expected to be billed and collected within one year. Contract retentions are billed when the Company has negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by outside third parties. Consequently, the timing of collection of retention balances is outside the Company's control. Based on the Company's historical experience, the majority of the retention balance is expected to be collected beyond one year.

Note G — Notes Payable:

    The Company has a five-year reducing revolving credit facility ("Credit Facility") with a group of financial institutions which allow borrowings until August 2002 and which was reduced to $612,500,000 in 2001 according to the original terms. Borrowings under the Credit Facility are unsecured and bear interest, at the Company's option, at various rates based on the base rate, bid rate or on margins over the CD rate or LIBOR. The Company pays a facility fee on the total commitment amount. Certain financial covenants required by the Credit Facility, such as requiring the Company to maintain certain levels of net worth and an interest coverage ratio, as well as limitation on indebtedness, have been maintained as of January 31, 2001.

    There was no balance outstanding under the Credit Facility at January 31, 2001 and 2000. As of January 31, 2001, the entire $612,500,000 was available under the most restrictive debt covenants of the Credit Facility and during 2001 and 2000, the Company did not borrow under the Credit Facility.

F–20

Note H — Employee Benefit Plans:

    The Company has one principal Profit Sharing Retirement Plan ("PSRP") in which eligible employees participate. Participants' interests vest 25% per year in the third through sixth year of service. Participants also become fully vested upon reaching age 59 1/2, permanent disability or death. Contributions charged to income under the PSRP were $41,638,000, $36,617,000 and $23,122,000 for 2001, 2000 and 1999, respectively.

    The Company has an Employee Stock Retirement Plan ("ESRP"), formerly known as the Employee Stock Ownership Plan, in which eligible employees participate. Cash or stock contributions to the ESRP are based upon amounts determined annually by the Board of Directors and are allocated to participants' accounts based on their annual compensation. The Company recognizes compensation expense as the fair value of the Company's common stock or the amount of cash contributed in the year of contribution. The vesting requirements for the ESRP are the same as the PSRP. Shares of Company common stock distributed from the ESRP bear a limited put option that, if exercised, would require the Company to repurchase the shares at their then current fair value. At January 31, 2001, the ESRP held 85,507,698 shares of Class A Common Stock and 24,926 shares of Class B Common Stock with a combined fair value of $2,651,571,701. Contributions charged to income under the Plan were $12,878,000, $16,258,000 and $25,820,000 for 2001, 2000 and 1999, respectively.

    The Company has one principal Cash or Deferred Arrangement ("CODA") which allows eligible participants to defer a portion of their income through contributions. Such deferrals are fully vested, are not taxable to the participant until distributed from the CODA upon termination, retirement, permanent disability or death and may be matched by the Company. The Company's matching contributions to the CODA charged to income were $21,057,000, $19,400,000 and $15,829,000 for 2001, 2000 and 1999, respectively.

    The Company also sponsors two contributory savings plans which allow eligible Telcordia employees to defer a portion of their pre-tax income through contributions and contribute a portion of their income on an after-tax basis. Such deferrals are fully vested, are not taxable to the participant until distributed upon termination, retirement, permanent disability or death and may be matched by the Company. The Company's matching contributions charged to income were $20,669,000, $18,555,000 and $17,200,000 for 2001, 2000 and 1999, respectively.

    The Company has two principal bonus compensation plans, the Bonus Compensation Plan and the Annual Incentive Plan ("AIP"), which provide for bonuses to reward outstanding performance. The AIP was assumed in connection with the acquisition of Telcordia in 1998. Bonuses are paid in the form of cash, fully vested shares of Class A Common Stock or vesting shares of Class A Common Stock. Awards of vesting shares of Class A Common Stock vest at the rate of 20%, 20%, 20% and 40% after one, two, three and four years, respectively. The amounts charged to income under these plans were $111,971,000, $140,618,000 and $120,373,000 for 2001, 2000 and 1999, respectively.

F–21

    The Company has a Stock Compensation Plan and Management Stock Compensation Plan, together referred to as the "Stock Compensation Plans." The Stock Compensation Plans provide for awards of share units to eligible employees, which share units generally correspond to shares of Class A Common Stock held in trust for the benefit of participants. Participants' interests in these share units vest on a seven year schedule at the rate of one-third at the end of each of the fifth, sixth and seventh years following the date of the award. The fair market value of shares awarded under these plans are recorded as unearned compensation which is included in stockholders' equity. The unearned amounts are amortized to expense over the vesting period. The amounts charged to income under these plans were $4,995,000, $3,602,000 and $2,606,000 for 2001, 2000 and 1999, respectively.

    The Company also has an Employee Stock Purchase Plan ("ESPP") which allows eligible employees to purchase shares of the Company's Class A Common Stock, at a discount of 10% of the existing fair market value. There are no charges to income under this plan because such plan is a non-compensatory plan. However, the proforma effect on net income and earnings per share of compensation expense under SFAS No. 123, "Accounting for Stock-Based Compensation" has been disclosed in Note M.

    The Company has two deferred compensation plans. The Keystaff Deferral Plan is maintained for the benefit of key executives and directors, pursuant to which eligible participants may elect to defer a portion of their compensation. The Company makes no contributions to the accounts of participants under this plan but does credit participant accounts for deferred compensation amounts and interest earned on such deferred compensation. Interest is accrued based on the Moody's Seasoned Corporate Bond Rate (7.6% in 2001). Deferred balances will generally be paid upon the later of the attainment of age 65, ten years of plan participation or retirement, unless participants obtain approval for an early pay-out. The Key Executive Stock Deferral Plan is maintained for the benefit of directors and certain key executives. Eligible participants may elect to defer a portion of their compensation into a trust established by the Company which invests in shares of Class A Common Stock. The Company makes no contributions to the accounts of participants. Deferred balances will generally be paid upon retirement or termination.

F–22

Note I — Pension and Other Postretirement Benefit Plans:

    In connection with the acquisition of Telcordia in 1998, the Company assumed assets and liabilities related to five noncontributory defined benefit pension plans covering eligible management and support staff employees of Telcordia and assumed assets and liabilities for postretirement health and life insurance benefits for retired U.S. employees and their dependents. All the qualified and non-qualified pension plans are disclosed in the aggregate.

	Pension benefits		Postretirement benefits other than pensions
	Year ended January 31
	2001	2000	2001	2000
	(in thousands)
Change in benefit obligation:
Net benefit obligation at beginning of year	$1,048,065	$1,117,359	$180,631	$183,554
Service cost	27,542	29,160	5,250	5,288
Interest cost	84,525	78,547	15,376	13,764
Plan participants' contributions			2,055	1,747
Actuarial loss (gain)	95,629	(120,307)	43,518	(12,949)
Net portability transfers paid during the year	(11,411)	(6,380)
Gross benefits paid	(55,701)	(50,314)	(11,739)	(10,773)

Net benefit obligation at end of year	$1,188,649	$1,048,065	$235,091	$180,631

Change in plan assets:
Fair value of plan assets at beginning of year	$1,896,558	$1,707,006	$58,014	$58,733
Actual return on plan assets	2,862	245,615	(1,555)	6,746
Company contributions	612	760	9,790	2,381
Plan participants' contributions			2,055	1,747
Net portability transfers paid during the year	(11,411)	(6,380)
Gross benefits paid	(55,701)	(50,314)	(11,739)	(10,773)

Fair value of plan assets at end of year	$1,832,920	$1,896,687	$56,565	$58,834

Funded status at end of year	$644,271	$848,622	$(178,526)	$(121,797)
Unrecognized net actuarial (gain) loss	(119,011)	(368,666)	25,592	(24,497)

Prepaid benefit (accrued) cost	$525,260	$479,956	$(152,934)	$(146,294)

Weighted-average assumptions:
Discount rate	7.50%	7.75%	7.50%	7.75%
Expected return on plan assets	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%

F–23

    For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5% for 2004 and remain at that level thereafter.

	Pension benefits			Postretirement benefits other than pensions
	Year ended January 31
	2001	2000	1999	2001	2000	1999
	(in thousands)
Components of net periodic benefit cost:
Service cost	$27,542	$29,160	$25,078	$5,250	$5,288	$4,409
Interest cost	84,525	78,547	72,672	15,376	13,764	11,939
Expected return on assets	(155,695)	(141,849)	(128,766)	(4,796)	(4,470)	(4,388)
Amortization of actuarial (gain) loss	(1,210)	220	74	(221)	(14)

Net periodic benefit (income) cost	$(44,838)	$(33,922)	$(30,942)	$15,609	$14,568	$11,960

    The projected benefit obligation and accumulated benefit obligation of these plans, which had accumulated benefit obligations in excess of plan assets, were $18,507,000 and $12,116,000, respectively, as of December 31, 2000, the plans' year end, and $14,315,000 and $9,321,000, respectively, as of December 31, 1999.

    The Company sponsors five noncontributory defined benefit pension plans. Two of these plans are funded qualified plans, the Management Pension Plan and the Support Staff Pension Plan. Benefits are based on a stated percentage of final average pay formula for the management plans and a flat-dollar amount per years of service for the Support Staff Pension Plan. All of the assets of the qualified plans, which are primarily equity (international and domestic) and fixed income securities are held in a master trust administered by the Company. The Company's policy is to fund the "Qualified" plans based on legal requirements, tax considerations and investment opportunities. The Company utilizes a hybrid method for amortizing investment gains and losses. This method fully recognizes gains and losses for fixed income securities and amortizes gains and losses on all other asset classes over three years.

    The remaining three plans are unfunded, non-qualified plans that provide benefits to certain members of management. One of these plans provides benefits that replace benefits not available in the qualified plans due to design or legal limitations. The other two plans offer additional pension benefits to certain employees based on job level. The non-qualified plans are unfunded and therefore have no assets.

    The Company offers certain post retirement medical and life insurance benefits to retired employees of certain subsidiaries. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	One-percentage point increase	One-percentage point decrease
	(in thousands)
Effect on total service and interest cost components	$2,501	$(2,189)
Effect on postretirement benefit obligation	$26,012	$(21,177)

    The Company's joint venture, INTESA, maintains a defined benefit pension plan for employees who transferred from the other joint venture partner, PDVSA. Under Venezuelan law, INTESA assumed the existing employee benefit plans, which included a defined benefit pension plan and a postretirement benefit plan for health and life insurance. Under the terms of the joint venture agreement, PDVSA agreed to fund the projected benefit obligation of the pension plan and

F–24

accumulated postretirement benefit obligation of the postretirement benefit plans over ten years. The obligation of PDVSA to fund these benefits has been reflected as a related party receivable and is included in other assets in the Company's consolidated balance sheets.

    Benefits are based upon years of service and compensation during the twelve months of accredited service earned immediately before retirement. The majority of the assets of the pension plan, which are receivables and cash, are not currently held in a trust. PDVSA has agreed, per the terms of an amended agreement, to fund this obligation by January 31, 2007 either through direct payments to INTESA or direct contributions to a trust. At January 31, 2001, the net benefit obligation, fair value of plan assets and accrued benefit cost were $54,967,000, $26,350,000 and $28,154,000, respectively. At January 31, 2000, the net benefit obligation, fair value of plan assets and accrued benefit cost were $48,096,000, $10,136,000 and $39,395,000, respectively. Total pension costs in 2001, 2000 and 1999 were $6,895,000, $9,010,000 and $16,421,000, respectively.

    In addition to the pension benefits described above, certain postretirement benefits were also transferred to INTESA for health and life insurance benefits for the PDVSA employees who transferred to INTESA. Eligibility for the plans and participant cost sharing is dependent upon the participant's age at retirement, years of service and retirement date. The accrued postretirement benefits liability was $3,699,000 and $2,244,000 as of January 31, 2001 and 2000, respectively. Net postretirement benefits expense was $1,641,000 and $444,000 for the year ended January 31, 2001 and 2000, respectively.

Note J — Income Taxes:

    The provision for income taxes includes the following:

	Year ended January 31
	2001	2000	1999
	(in thousands)
Current:
Federal	$730,160	$411,349	$135,996
State	157,156	91,148	33,379
Foreign	7,734	11,439	13,313
Deferred:
Federal	318,061	(55,921)	(36,303)
State	5,541	(16,269)	(7,930)
Foreign	985	(210)	(1,148)

	$1,219,637	$441,536	$137,307

F–25

    Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Deferred tax assets (liabilities) are comprised of the following:

	Year ended January 31
	2001	2000
	(in thousands)
Deferred revenue	$33,667	$190,446
Accrued vacation pay	40,112	35,563
Deferred compensation	24,288	17,695
Vesting stock bonuses	27,085	32,574
Accrued liabilities	32,788	33,415
Depreciation and amortization	10,926	5,082
Net operating loss and credit carryforwards	15,311	5,543
State taxes	17,106	4,424
Other	16,684	9,936

Total deferred tax assets	217,967	334,678

Employee benefit contributions	(168,169)	(151,044)
Unrealized net gain on marketable securities	(93,953)	(52,577)
Investment in subsidiaries and affiliates	(395,015)	(31,316)
Other	(5,622)	(166)

Total deferred tax liabilities	(662,759)	(235,103)

Net deferred tax (liabilities) assets	$(444,792)	$99,575

    A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax (35%) to income before income taxes follows:

	Year ended January 31
	2001	2000	1999
	(in thousands)
Amount computed at statutory rate	$1,147,508	$371,485	$100,798
State income taxes, net of federal tax benefit	86,615	48,671	16,542
Research and experimentation tax credits	(13,210)	(5,200)
Other	(1,276)	26,580	19,967

	$1,219,637	$441,536	$137,307

Effective income tax rate	37.2%	41.6%	47.7%

    Income taxes paid in 2001, 2000 and 1999 amounted to $710,454,000, $481,045,000 and $180,866,000, respectively.

F–26

Note K — Long-Term Debt:

    Long-term debt consists of the following:

	Year ended January 31
	2001	2000
	(in thousands)
6.75% Notes payable	$92,048	$91,237
Capital lease obligations	36,309	60,424
Mortgage payable collateralized by real property	6,500	6,630
Other notes payable	15,786	17,091

	150,643	175,382
Less current portion	31,897	54,093

	$118,746	$121,289

    In January 1998, the Company issued $100,000,000 of 6.75% notes with a nominal discount ("6.75% Notes") which are due February 1, 2008 with interest payable semi-annually beginning August 1, 1998. The 6.75% notes have an effective interest rate of 8.3%, due principally to the discount on issuance of the notes and underwriting fees associated with the offering. The Company is subject to certain restrictions such as limitations on liens, on sale and leaseback transactions and on consolidation, merger and sale of assets. As of January 31, 2001, the Company was in compliance with the restrictions.

    The Company assumed a $6,919,000 mortgage note in connection with the purchase of land and a building in 1997. Terms of the note include quarterly payments of principal and interest until December 2016. Interest is adjusted annually and was 6.9% in 2001. Additionally, the Company has various other notes payable with interest rates from 6.0% to 7.3% that are due over the next ten years.

    Maturities of long-term debt, excluding capital lease obligations (Note N), are as follows:

Year ending January 31	(in thousands)
2002	$13,670
2003	1,788
2004	321
2005	345
2006	371
2007 and after	97,839

$114,334

F–27

Note L — Earnings Per Share:

    A summary of the elements included in the computation of basic and diluted EPS is as follows (in thousands, except per share amounts):

	Year ended January 31
	2001			2000			1999
	Net income	Weighted average shares	Per share amount	Net income	Weighted average shares	Per share amount	Net income	Weighted average shares	Per share amount
Net income	$2,058,956			$619,849			$150,688
Effect of:
Subsidiary preferred stock dividends							(1,777)

Net income available to common stockholders, as adjusted	2,058,956			619,849			148,911
Basic EPS		235,037	$8.76		237,586	$2.61		222,483	$.67

Effect of:
Majority-owned subsidiary's dilutive securities				(313)			(428)

Net income available to common stockholders, as adjusted	$2,058,956			$619,536			$148,483

Effect of dilutive securities:
Stock options		18,427			18,350			18,220
Other stock awards		490			332			513

Diluted EPS		253,954	$8.11		256,268	$2.42		241,216	$.62

    Options to purchase 1,391,000 shares of common stock at $30.87 per share were outstanding during the fourth quarter of 2001 but were not included in the computation of diluted EPS at January 31, 2001 because the effect of such options would be antidilutive. Such options expire at various dates through January 2006.

Note M — Common Stock and Options:

    The Company has options outstanding under various stock option plans. Options are granted with exercise prices not less than the fair market value at the date of grant and for terms not greater than ten years. Options granted under these plans generally become exercisable 20%, 20%, 20%, and 40% after one, two, three and four years, respectively.

    If the Company had elected to recognize compensation expense in 2001, 2000, and 1999 based upon the fair value at the grant dates for stock option awards and for shares issued under the ESPP consistent with the methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net income in 2001, 2000 and 1999 would have been reduced by $33,100,000, $22,009,000 and $14,958,000, respectively. Basic earnings per share would have been reduced by $.14, $.09 and $.07 per share in 2001, 2000 and 1999, respectively, and diluted earnings per share would have been reduced by $.04 per share in 2001 and $.06 per share in 2000 and 1999. These amounts were determined using weighted-average per share fair values of options granted in 2001, 2000 and 1999 of $7.41, $4.24 and $2.78, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for 2001, 2000 and 1999: no dividend yield, no volatility, risk-free interest rates ranging from 4.6% to 6.8% and expected lives of five years.

F–28

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company meets the definition of a non-public company for the purposes of calculating fair value and, therefore, assumes no volatility in the fair value calculation. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock-based compensation plans.

    A summary of changes in outstanding options under the plans during the three years ended January 31, 2001, is as follows:

	Shares of Class A Common Stock under options	Weighted average exercise price	Shares of Class A Common Stock exercisable under options
	(in thousands)		(in thousands)
January 31, 1998	56,910	$5.20	17,518
Options granted	13,060	$11.83
Options canceled	(2,175)	$7.47
Options exercised	(10,622)	$3.62

January 31, 1999	57,173	$6.92	19,088
Options granted	14,853	$18.04
Options canceled	(2,653)	$11.79
Options exercised	(13,313)	$4.50

January 31, 2000	56,060	$10.21	18,531
Options granted	12,769	$27.20
Options canceled	(3,112)	$16.97
Options exercised	(13,290)	$5.88

January 31, 2001	52,427	$15.05	17,812

    As of January 31, 2001, 73,585,000 shares of Class A Common Stock were reserved for issuance upon exercise of options which are outstanding or which may be granted. The Company has made available for issuance, purchase or options approximately 355,000 shares of Class A Common Stock to employees and consultants, generally contingent upon commencement of employment or the occurrence of certain events. The selling price of shares and the exercise price of options are fair market value at the date such shares are purchased or options are granted.

F–29

    A summary of options outstanding as of January 31, 2001 is as follows:

Range of exercise prices			Options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Options exercisable	Weighted average exercise price
			(Options outstanding and exercisable, in thousands, except per share amounts)
$4.83	to	$5.71	5,793	$5.14	.1	5,793	$5.14
$6.49	to	$9.78	12,378	$7.45	1.1	6,445	$7.48
$9.78	to	$14.72	9,884	$11.79	2.3	3,317	$11.90
$17.46	to	$19.99	12,352	$18.04	3.2	2,223	$18.07
$25.92	to	$30.87	12,020	$27.25	4.2	34	$27.40

			52,427			17,812

Note N — Leases:

    The Company occupies most of its facilities under operating leases. Most of the leases require the Company to pay maintenance and operating expenses such as taxes, insurance and utilities and also contain renewal options extending the leases from one to twenty years. Certain of the leases contain purchase options and provisions for periodic rate escalations to reflect cost-of-living increases. Certain equipment, primarily computer-related, is leased under short-term or cancelable operating leases. Rental expenses for facilities and equipment totaled $141,318,000, $143,196,000 and $113,320,000 in 2001, 2000 and 1999, respectively.

    The Company has a seven year operating lease for a general purpose office building, with an option to purchase the building at the end of the initial seven year term. If the purchase option is not exercised, the Company may be required to pay certain supplemental rental payments if proceeds from the sale of the building to an unrelated buyer are below specified amounts. The maximum supplemental rental payment that could be required is $28,809,000. In 1999, the Company entered into an operating lease for land and general purpose office facilities with an initial term of five and one-half years and an option for the Company to purchase the property. If the purchase option is not exercised, the Company may be required to pay certain supplemental rental payments if proceeds from the sale of the property to an unrelated buyer are below specified amounts. The maximum supplemental rental payment that could be required is $43,040,000.

    Assets acquired under capital leases and included in property, plant and equipment consist of the following:

	January 31
	2001	2000
	(in thousands)
Computers and other equipment	$108,277	$129,077
Office furniture and fixtures	175	3,686
Buildings and improvements		1,943

	108,452	134,706
Less accumulated amortization	72,115	69,969

	$36,337	$64,737

F–30

    Minimum rental commitments, primarily for facilities, under all non-cancelable operating leases and capital leases in effect at January 31, 2001 are payable as follows (in thousands):

Year ending January 31	Capital	Operating
2002	$20,882	$106,373
2003	15,716	80,769
2004	3,294	52,162
2005	5	27,920
2006	1	12,077
2007 and after		16,043

Total minimum lease payments	39,898	$295,344

Less amount representing interest	3,589

Present value of net minimum capital lease payments	36,309
Less current portion	18,227

Long-term obligations under capital leases at January 31, 2001	$18,082

    The Company's joint venture, INTESA, had capital lease obligations included in the above table, totaling $36,032,000, of which $18,064,000 was classified as current portion of long-term debt as of January 31, 2001. These capital lease obligations of the joint venture are non-recourse debt to the Company.

    As of January 31, 2001, future minimum rental payments due from tenants under sub-leases of facilities and related premises were $49,085,000. Amounts receivable for the years ending January 31, 2002, 2003, 2004, 2005, 2006 and 2007 and after are $12,054,000, $10,784,000, $7,523,000, $5,460,000, $3,891,000 and $9,373,000, respectively.

Note O — Commitments and Contingencies:

    Other commitments at January 31, 2001 include outstanding letters of credit aggregating $40,909,000, principally related to guarantees on contracts with commercial and foreign customers, and outstanding surety bonds aggregating $129,529,000, principally related to performance and payment type bonds.

    Telcordia filed a Demand for Arbitration with the International Chamber of Commerce in Paris, France initiating arbitration and seeking damages from Telkom South Africa related to a contract dispute. The dispute involves a contract executed on June 24, 1999, pursuant to which Telcordia would provide a Service Activation and Assurance System. The value of Telcordia's portion of the contracted work was $208,000,000. Telcordia performed the contract for over 18 months and delivered multiple software releases to Telkom South Africa. On January 12, 2001, Telcordia notified Telkom South Africa that Telkom South Africa had breached the contract for, among other things, taking and using Telcordia software without paying for it, improperly refusing to accept software deliveries, failing to cooperate in defining future software releases, and failing to make other payments due under the contract. On February 2, 2001, Telkom South Africa responded by denying Telcordia's claims and asserting various breaches on the part of Telcordia. The parties were unable to negotiate a mutually acceptable resolution of the dispute. On March 6, 2001, Telcordia initiated arbitration. Telkom South Africa has not yet submitted its response to Telcordia's Demand for Arbitration. The total amount of the receivables under the contract, net of deferred revenue, is not significant as of January 31, 2001. Management intends to vigorously pursue its claims in arbitration, the outcome of which is not presently determinable due to the early stage of the arbitration proceeding.

F–31

    The Company is also involved in various investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in the opinion of the Company's management, is expected to have a material adverse effect on its consolidated financial position, results of operations, cash flows or its ability to conduct business.

Note P — Supplementary Income Statement and Cash Flow Information:

    Charges to costs and expenses for depreciation and amortization of property, plant and equipment and assets acquired under capital leases were $143,427,000, $146,097,000 and $122,507,000 for 2001, 2000 and 1999, respectively.

    Included in selling, general and administrative expenses are independent research and development costs of $139,456,000, $114,074,000 and $119,805,000 in 2001, 2000 and 1999, respectively.

    Total interest paid in 2001, 2000 and 1999 amounted to $15,677,000, $24,677,000 and $28,815,000, respectively.

    The components of other income (expense), net, in the accompanying consolidated statements of income are as follows:

	Year ended January 31
	2001	2000	1999
	(in thousands)
Equity in income (loss) of unconsolidated affiliates, net	$6,047	$(6,123)	$(4,185)
Other income (expense), net	18,717	5,064	(3,898)

	$24,764	$(1,059)	$(8,083)

Note Q — Gain on Sale of Business Units, Net:

    In 2001, the Company sold several operating assets and business units that individually or in the aggregate were not considered significant divestitures. In connection with these transactions, the Company received cash and/or equity and debt securities of public companies and recognized a net gain before income taxes of $120,507,000.

    In 2000, the Company sold its TransCore business unit and other operating assets that were not considered significant divestitures and recognized a net gain before income taxes of $30,198,000. In 1999, the Company sold certain business assets that were not considered significant divestitures and recognized a net gain before income taxes of $3,198,000.

Note R — Gain on Sale of Subsidiary Common Stock:

    In 2000, the Company's former partially-owned subsidiary NSI completed a secondary offering of 4,580,000 shares of its Class A Common Stock. Of the shares sold in the offering, the Company sold 4,500,000 shares at $170 per share and received proceeds, net of underwriter's commissions, of $729,000,000 and recognized a gain on the sale of $698,374,000. On March 23, 1999, NSI completed a 2-for-1 stock split of its Class A Common Stock and Class B Common Stock. After the stock split, the Company held 14,850,000 shares of NSI Class B Common Stock, which were entitled to ten votes per share and represented 44.7% ownership interest in NSI and approximately 89% of the combined voting power. On June 3, 1999, the Company converted its 14,850,000 shares of NSI Class B Common Stock into an equal number of shares of NSI's Class A Common Stock, which were entitled to one vote per share, thereby reducing the Company's voting power to 44.7%. As shares of NSI Class A Common

F–32

Stock were issued pursuant to NSI employee stock compensation plans, the Company's ownership interest in NSI was diluted. As of January 31, 2000, NSI was consolidated in the accompanying consolidated financial statements. As a result of a series of transactions reducing the Company's ownership in NSI toward the end of 2000, including the recomposition of the NSI Board of Directors, effective at the beginning of 2001 the Company no longer consolidated NSI (Note S).

Note S — Gain (Loss) on Marketable Securities and Other Investments, Including Impairment Losses:

    Gain (loss) on marketable securities and other investments, including impairment losses consists of the following:

	Year ended January 31
	2001	2000
	(in thousands)
Sale of NSI common stock	$1,462,303
NSI and VeriSign transaction	2,390,899
Amdocs and Solect transaction	191,458
Sale of equity interest	32,347
Other	20,446	$2,498
Impairment losses	(1,441,020)

	$2,656,433	$2,498

    In 2001, NSI completed a secondary offering of 8,889,500 shares of its Class A Common Stock. Of the shares sold in the offering, the Company sold 6,700,000 shares, NSI sold 2,159,500 shares and other selling stockholders sold 30,000 shares at $247 per share before deducting underwriting commissions of $9.75 per share. The Company received net proceeds from the offering of $1,589,575,000 and recognized a gain before income taxes of $1,462,303,000. In addition, the Company recognized a gain as a result of the shares sold by NSI by recording $132,377,000 directly to additional paid-in capital, which is reflected in "Issuance of subsidiary stock" on the consolidated statement of stockholders' equity and comprehensive income. Upon completion of this secondary offering and giving effect to NSI's 2-for-1 stock split, the Company held 16,300,000 shares of NSI Class A Common Stock which represented a 22.6% interest in NSI. With the recomposition of the NSI Board of Directors and the ownership interest in NSI, the Company, in the first quarter ended April 30, 2000, no longer consolidated NSI's financial statements and instead began recognizing its proportionate share of NSI's net income under the equity method of accounting until June 8, 2000, when NSI merged and became a wholly-owned subsidiary of VeriSign, a publicly traded company and leading provider of Internet trust services. As a result of this transaction, the Company recognized a gain before income taxes of $2,390,899,000.

    Solect Technology Group Inc. ("Solect"), an entity in which the Company held an investment, was acquired by Amdocs Limited ("Amdocs"), a publicly traded company. In connection with this transaction, the Company exchanged its equity interest in Solect for an approximate 2% equity interest in Amdocs and recognized a gain before income taxes of $191,458,000. The Company also recognized gains before income taxes of $52,793,000 on the sale of an equity interest in a French business in exchange for equity securities of a French public company and on sales of marketable securities held in certain of its investments classified as available-for-sale.

F–33

    The Company recognized impairment losses of $1,441,020,000 in the fourth quarter of 2001 on its investments in VeriSign and certain other marketable equity securities due to declines in fair market value which were deemed to be other-than-temporary.

    The stock price of our investment in VeriSign decreased substantially from January 31, 2001. From January 31, 2001 through April 12, 2001, this investment had accumulated unrealized losses of $273,658,000, net of taxes.

Note T — Selected Quarterly Financial Data (Unaudited):

    Selected unaudited financial data for each quarter of the last two years is as follows:

	First Quarter(1)		Second Quarter(1)		Third Quarter(1)	Fourth Quarter(1)
	(in thousands, except per share amounts)
2001(2)
Revenues	$1,240,274		$1,473,758		$1,545,065	$1,636,581
Operating income	62,594		114,724		122,797	220,763
Net income (loss)	1,074,548	(3)	1,575,427	(4)	144,719	(735,738	)(5)
Basic earnings (loss) per share(6)	4.47		6.68		.62	(3.21)
Diluted earnings (loss) per share(6)	4.13		6.17		.58	(3.21)
2000
Revenue	$1,184,006		$1,361,284		$1,421,756	$1,562,630
Operating income	779,657	(3)	99,814		124,253	73,029
Net income	448,421		62,705		67,487	41,236
Basic earnings per share(6)	1.92		.26		.28	.17
Diluted earnings per share(6)	1.77		.24		.26	.16

(1)
Effective for the fourth quarter of 2001, the Company adopted SAB No. 101, "Revenue Recognition in Financial Statements" and reclassified gains on sale of business units and subsidiary common stock from non-operating income to a component of operating income for the prior quarters.

(2)
Excludes NSI financial information since NSI is no longer part of the consolidated financial statements.

(3)
Includes a pre-tax gain of $1,462,303,000 and $698,374,000 from the sale of the Company's shares of NSI common stock in NSI's secondary offerings in 2001 and 2000, respectively.

(4)
Includes pre-tax gains of $2,421,166,000 from the sale of business units and the merger of NSI and VeriSign.

(5)
Includes impairment losses of $1,441,020,000 on the Company's investments in VeriSign and other marketable equity securities.

(6)
Earnings (loss) per share are computed independently for each of the quarters presented and therefore may not sum to the total for the year.

F–34

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended January 31, 2001, 2000 and 1999

Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts		Deductions	Balance at end of year
	(in thousands)
Year ended January 31, 1999
Allowance for uncollectible accounts	$36,184	$7,755	$68,480	(1)	$(71,590)	$40,829
Year ended January 31, 2000
Allowance for uncollectible accounts	$40,829	$13,167	$310,519	(1)	$(299,992)	$64,523
Year ended January 31, 2001
Allowance for uncollectible accounts	$64,523	$14,465	$(48,720)		$(9,970)	$20,298

(1)
Charged primarily to allowance for deferred revenues.

F–35

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
Condensed Consolidated Statements of Income
(Unaudited, in thousands, except per share amounts)

	Three months ended
	April 30, 2001	April 30, 2000
Revenues	$1,435,500	$1,240,274
Costs and expenses:
Cost of revenues	1,152,814	993,193
Selling, general and administrative expenses	209,861	184,434
Loss on sale of business units	3,022	53

Operating income	69,803	62,594

Non-operating income (expense):
Net (loss) gain on marketable securities and other investments, including impairment losses	(71,044)	1,653,824
Interest income	18,261	31,914
Interest expense	(4,110)	(5,781)
Other income, net	2,466	7,427
Minority interest in income of consolidated subsidiaries	(3,300)	(2,746)

Income before income taxes	12,076	1,747,232
Provision for income taxes	3,949	672,684

Income before cumulative effect of accounting change	8,127	1,074,548
Cumulative effect of accounting change, net of tax (Note B)	711

Net income	$8,838	$1,074,548

Earnings per share:
Basic:
Before cumulative effect of accounting change	$.04	$4.47
Cumulative effect of accounting change, net of tax	—	—

	$.04	$4.47

Diluted:
Before cumulative effect of accounting change	$.03	$4.13
Cumulative effect of accounting change, net of tax	.01	—

	$.04	$4.13

Common equivalent shares:
Basic	224,387	240,341

Diluted	239,637	259,910

See accompanying notes to condensed consolidated financial statements.

F–36

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
Condensed Consolidated Balance Sheets
(Unaudited, in thousands)

	April 30, 2001	January 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	$395,701	$644,492
Restricted cash	17,000	12,665
Short-term investments in marketable securities	712,826	701,750
Receivables, net	1,276,527	1,355,713
Prepaid expenses and other current assets	127,204	92,939
Deferred income taxes	93,482	93,775

Total current assets	2,622,740	2,901,334
Property, plant and equipment (less accumulated depreciation of $511,398 and $464,858 at April 30, 2001 and January 31, 2001, respectively)	531,073	535,524
Intangible assets (less accumulated amortization of $137,088 and $126,578 at April 30, 2001 and January 31, 2001, respectively)	225,155	225,924
Long-term investments in marketable securities	1,211,762	1,676,621
Prepaid pension assets	552,063	540,113
Other assets	241,035	212,614

	$5,383,828	$6,092,130

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$961,337	$1,173,569
Accrued payroll and employee benefits	351,981	399,025
Income taxes payable	110,451	180,304
Notes payable and current portion of long-term debt	32,174	31,897

Total current liabilities	1,455,943	1,784,795
Long-term debt, net of current portion	114,310	118,746
Deferred income taxes	426,738	538,567
Other long-term liabilities	288,165	281,225
Commitments and contingencies (Note L)
Minority interest in consolidated subsidiaries	30,769	24,640
Stockholders' equity:
Common stock:
Class A, $.01 par value, 1,000,000 shares authorized; issued and outstanding (219,577 shares and 220,195 shares at April 30, 2001 and January 31, 2001, respectively)	2,196	2,202
Class B, $.05 par value, 5,000 shares authorized; 280 shares issued and outstanding	14	14
Additional paid-in capital	1,541,715	1,393,600
Retained earnings	1,720,943	1,918,253
Other stockholders' equity	(54,738)	(41,694)
Accumulated other comprehensive (loss) income	(142,227)	71,782

Total stockholders' equity	3,067,903	3,344,157

	$5,383,828	$6,092,130

See accompanying notes to condensed consolidated financial statements.

F–37

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
Condensed Consolidated Statements of Cash Flows
(Unaudited, in thousands)

	Three months ended
	April 30, 2001	April 30, 2000
Cash flows from operating activities:
Net income	$8,838	$1,074,548
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	43,092	44,087
Non-cash compensation	38,255	69,219
Loss on sale of business units	3,022	53
Loss (gain) on marketable securities and other investments	6,760	(1,653,824)
Impairment losses on marketable securities	64,284
Other	3,692	(132)
Increase (decrease) in cash, excluding effects of acquisitions and divestitures, resulting from changes in:
Receivables	83,267	105,469
Prepaid expenses and other current assets	(13,962)	28,797
Progress payments	(980)	729
Deferred income taxes	538	105,365
Other assets	(11,471)	(185,186)
Accounts payable and accrued liabilities	(216,856)	(207,536)
Accrued payroll and employee benefits	(47,139)	(30,997)
Income taxes payable	(1,972)	542,057
Other long-term liabilities	5,573	2,884

	(35,059)	(104,467)

Cash flows from investing activities:
Expenditures for property, plant and equipment	(29,741)	(16,591)
Acquisitions of business units, net of cash acquired	(13,675)	(10,757)
Purchases of debt and equity securities available-for-sale	(12,664)	(32,761)
Proceeds from sale of debt and equity securities available-for-sale	60,329	25,000
Investments in affiliates	(23,804)	(9,017)
Other	(637)	314
Proceeds from sale of affiliate common stock		1,589,575

	(20,192)	1,545,763

Cash flows from financing activities:
Proceeds from notes payable and issuance of long-term debt	1,888	91
Payments of notes payable and long-term debt	(226)	(2,121)
Principal payments on capital lease obligations	(6,318)	(22,884)
Dividends paid to minority interest stockholders		(10,561)
Sales of common stock	19,828	25,701
Repurchases of common stock	(207,985)	(326,053)

	(192,813)	(335,827)

Effect of exchange rate changes on cash	(727)	(1,008)

(Decrease) increase in cash and cash equivalents	(248,791)	1,104,461
Cash and cash equivalents at beginning of period	644,492	669,320

Cash and cash equivalents at end of period	$395,701	$1,773,781

Supplemental schedule of non-cash investing and financing activities:
Shares of common stock exchanged upon exercise of stock options	$30,677	$17,820

Capital lease obligations for property and equipment		$2,964

Fair value of assets acquired in acquisitions	$18,734	$20,293
Cash paid in acquisitions	(13,675)	(10,757)
Issuance of common stock in acquisitions		(3,000)

Liabilities assumed in acquisitions	$5,059	$6,536

See accompanying notes to condensed consolidated financial statements.

F–38

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note A—Basis of Presentation:

    The accompanying financial information has been prepared in accordance with the instructions to Form 10-Q and therefore does not necessarily include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates.

    Certain amounts from the three months ended April 30, 2000 have been reclassified in the condensed consolidated financial statements to conform to the presentation for the three months ended April 30, 2001.

    In the opinion of management, the unaudited financial information as of April 30, 2001 and for the three months ended April 30, 2001 and 2000 reflect all adjustments (which include only normal, recurring adjustments) necessary for a fair presentation thereof. Operating results for the three months ended April 30, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2002. For further information, refer to the consolidated financial statements and footnotes included in the Company's 2001 Annual Report on Form 10-K.

  Gain on issuance of stock by subsidiary

    During the three months ended April 30, 2001, the Company issued stock in two entities to outside parties and recorded equity gains after taxes of $13,121,000 through an increase to additional paid-in capital.

Note B—Accounting Change:

    Effective February 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 ("Statement") establishes accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement also requires that changes in the derivative instrument's fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings.

    The adoption of SFAS No. 133 on February 1, 2001, resulted in a cumulative effect of an accounting change, net of tax, which increased net income by $711,000 and increased OCI by $443,000.

F–39

Note C—Short-term and Long-term Investments in Marketable Securities:

    As of April 30, 2001 and January 31, 2001, the Company held $1,945,642,000 and $2,378,371,000 of short-term and long-term investments in marketable securities, respectively. As of April 30, 2001, the cost basis and fair market value of these marketable securities were $2,201,794,000 and $1,945,642,000, respectively. Gross unrealized gains and losses related to these investments were $41,572,000 and $297,724,000, respectively. Included in long-term investments in marketable securities is $21,054,000 of liability on derivative instruments.

Note D—Receivables:

    Receivables include $35,689,000 of costs incurred on projects for which the Company has been requested by the customer to begin work under a new contract, or extend work under an existing contract, but for which formal contracts or contract modifications have not been executed at April 30, 2001.

Note E—Derivative Financial Instruments:

    The Company is exposed to certain market risks which are inherent in the financial instruments arising from transactions entered into in the normal course of business. They include sales contracts denominated in foreign currency and investments in equity securities. The Company has a risk management policy ("Policy") in place, which is used to assess and manage cash flow and fair value exposures. The Policy permits the use of derivative instruments and other natural hedges with certain restrictions and appropriate authorization. The Company presently uses derivative instruments to manage exposures to foreign currency and equity securities price risks and uses natural hedges to minimize exposure for net investments in foreign subsidiaries. The Company does not hold derivative instruments for trading or speculative purposes.

  Foreign Currency Risk

    Although the majority of the Company's transactions are in U.S. dollars, some transactions are denominated in foreign currencies. The Company's objective in managing its exposure to foreign currency rate fluctuations is to mitigate adverse fluctuations in earnings and cash flows associated with foreign currency exchange rate fluctuations. The Company currently manages cash flow exposure of receivables, payables and anticipated transactions through the use of natural hedges and foreign currency forward exchange contracts. As of April 30, 2001, currencies hedged were the British pound, French franc, Canadian dollar, Belgian franc and Euro. The Company has designated certain of its foreign currency forward exchange contracts as cash flow hedges of anticipated transactions primarily related to sales contracts and receivables. Other foreign currency forward exchange contracts manage similar exposures but do not qualify for hedge accounting due to changes in terms of the anticipated transactions. For the three months ended April 30, 2001, those contracts designated as cash flow hedges were fully effective and a gain of $159,000 was recognized as a component of other comprehensive income in stockholders' equity. Net loss on the remaining foreign currency forward exchange contracts was not material for the three months ended April 30, 2001. As of April 30, 2001, the fair value of the foreign currency forward exchange contracts of $508,000 and $983,000 has been reflected in other current assets and other assets, respectively, in the accompanying condensed consolidated balance sheet.

F–40

  Equity Securities Price Risk

    The Company's portfolio of publicly-traded equity securities is subject to market price risk and there may be instances where the Company will use derivative instruments to manage this risk of potential loss in fair value resulting from decreases in market prices. The Company has equity collars in place to mitigate the risk of significant price fluctuations of certain of its marketable equity securities. These derivative instruments have been designated as fair value hedges of the underlying marketable equity securities. During the three months ended April 30, 2001, net (loss) gain on marketable securities and other investments included net losses of $32,904,000 for the ineffective portion of changes in the fair value of these derivative instruments (Note K). The fair value liability of these equity collars of $21,054,000 is included in long-term investments in marketable securities at April 30, 2001 (Note C).

  Other Derivatives

    Through its venture capital subsidiaries, the Company invests in equity securities of private and publicly-held companies. Certain of these investments include warrants to purchase equity securities of these companies. Warrants that can be net settled are deemed derivative financial instruments and are not designated as hedging instruments. Changes in the value of these derivatives are reflected in income for each period. During the three months ended April 30, 2001, a gain of $3,188,000 related to the increase in fair value of these derivatives has been included in net (loss) gain on marketable securities and other investments (Note K). The Company currently does not have a risk management policy in place to mitigate fluctuations in the value of these warrants, but will continue to monitor the value of these instruments in order to mitigate risks. The fair value of these instruments was $5,120,000 at April 30, 2001 and is reflected in other assets in the accompanying condensed consolidated balance sheet.

Note F—Notes Payable:

    The Company has a five-year unsecured reducing revolving credit facility with a group of financial institutions which allows borrowings until August 2002. Borrowings bear interest at the Company's option at various rates, based on the base rate, bid rate or on margins over the CD rate or LIBOR. There were no balances outstanding under the facility at April 30, 2001 and the entire $593,750,000 was available. Financial covenants required by the credit facility have been maintained as of April 30, 2001.

Note G—Business Segment Information:

    The following summarizes interim business segment information:

	Three months ended April 30
	2001	2000
	(in thousands)
Revenues:
Regulated	$900,202	$790,235
Non-Regulated Telecommunications	377,753	345,464
Non-Regulated Other	166,595	111,587
Corporate	(9,050)	(7,012)

Total reportable segment revenues	$1,435,500	$1,240,274

Segment operating income (loss):
Regulated	$48,769	$48,196
Non-Regulated Telecommunications	29,915	31,585
Non-Regulated Other	12,364	(8,222)
Corporate	(19,153)	(10,731)

Total reportable segment operating income	$71,895	$60,828

F–41

    The following is a summary of depreciation and amortization included in the calculation of reportable segment operating income:

	Three months ended April 30
	2001	2000
	(in thousands)
Depreciation and amortization:
Regulated	$7,584	$8,708
Non-Regulated Telecommunications	22,190	21,410
Non-Regulated Other	11,051	12,413
Corporate	2,248	1,556

Total reportable segment depreciation and amortization	$43,073	$44,087

    The following reconciles total reportable segment operating income to the Company's consolidated operating income:

	Three months ended April 30
	2001	2000
	(in thousands)
Total reportable segment operating income	$71,895	$60,828
Investment activities	(1,493)	3,629
Net loss on sale of business units	(3,022)	(53)
Equity in (income) of unconsolidated affiliates	(877)	(4,556)
Minority interest in income of consolidated subsidiaries	3,300	2,746

Total consolidated operating income	$69,803	$62,594

    Consolidated depreciation and amortization of $43,092,000 includes $19,000 on investment activities for the three months ended April 30, 2001. There was no depreciation and amortization on investment activities in the three months ended April 30, 2000.

Note H—Comprehensive (Loss) Income:

    Comprehensive (loss) income, which combines net income, unrealized gains and losses on the Company's available-for-sale securities and foreign currency translation adjustments, consists of the following:

	Three months ended April 30
	2001	2000
	(in thousands)
Net income	$8,838	$1,074,548
Other comprehensive income, net of tax:
Unrealized (loss) gain on securities	(256,346)	425
Reclassification adjustment	42,310	(26,566)
SFAS No. 133 cumulative transition adjustment	443
Unrealized gain on derivative instruments	159
Foreign currency translation adjustments	(575)	(676)

	(214,009)	(26,817)

Total comprehensive (loss) income	$(205,171)	$1,047,731

F–42

Note I—Earnings Per Share (EPS):

    A summary of the elements included in the computation of basic and diluted EPS is as follows (in thousands, except per share amounts):

	Three months ended April 30
	2001	2000
BASIC EPS:
Net income	$8,838	$1,074,548

Weighted average shares	224,387	240,341

Basic EPS	$.04	$4.47

DILUTED EPS:
Net income	$8,838	$1,074,548

Weighted average shares	224,387	240,341
Effect of:
Stock options	14,860	19,399
Other stock awards	390	170

Weighted average shares, as adjusted	239,637	259,910

Diluted EPS	$.04	$4.13

Note J—Loss on Sale of Business Units:

    During the three months ended April 30, 2001, the Company sold a business unit that was not considered a significant divestiture and recognized a loss of $3,022,000.

Note K—Net (Loss) Gain on Marketable Securities and Other Investments, Including Impairment Losses:

    Net (loss) gain on marketable securities and other investments, including impairment losses consists of the following:

	Three months ended April 30
	2001	2000
	(in thousands)
Amdocs and Solect transaction	$21,108	$191,521
Net loss on derivative instruments	(29,716)
Impairment losses	(64,284)
Other	1,848
Sale of NSI common stock		1,462,303

	$(71,044)	$1,653,824

    During the three months ended April 30, 2001, the Company recognized a gain before income taxes of $21,108,000 related to its former investment in Solect Technology Group ("Solect") which was acquired by Amdocs Limited ("Amdocs") in the same period of the prior year. During the three months ended April 30, 2000, the Company recognized a gain before income taxes of $191,521,000 on the exchange of its interest in Solect. Under the terms of the exchange agreement, a certain number of Amdocs shares were put into an escrow account which were to be released upon meeting certain contingent conditions. These conditions were met during the three months ended April 30, 2001 and the shares were released from escrow resulting in the additional gain.

    During the three months ended April 30, 2001, the Company recognized aggregate net losses of $29,716,000 from changes in fair value of all its derivative instruments as described in Note E.

F–43

    Since the fiscal year ended January 31, 2001, declines in the overall market conditions have continued. As a result of this and other factors, the Company recognized impairment losses of $64,284,000 on certain of its marketable equity securities due to declines in fair market value which were deemed to be other-than-temporary.

    During the three months ended April 30, 2000, the Company recognized a gain before income taxes of $1,462,303,000 from the sale of its shares in Network Solutions Inc. ("NSI") in a secondary offering which was completed in February 2000.

Note L—Commitments and Contingencies:

    As previously disclosed in the Company's 2001 Annual Report on Form 10-K, on March 6, 2001, the Company's Telcordia subsidiary filed a Demand for Arbitration with the International Chamber of Commerce in Paris, France initiating arbitration and seeking damages of approximately $130,000,000 from Telkom South Africa related to a contract dispute. The dispute involves a contract executed on June 24, 1999, pursuant to which Telcordia would provide a Service Activation and Assurance System. The value of Telcordia's portion of the contracted work was $208,000,000. Telcordia performed the contract for over 18 months and delivered multiple software releases to Telkom South Africa. On January 12, 2001, Telcordia notified Telkom South Africa that Telkom South Africa had breached the contract for, among other things, taking and using Telcordia software without paying for it, improperly refusing to accept software deliveries, failing to cooperate in defining future software releases, and failing to make other payments due under the contract. On February 2, 2001, Telkom South Africa responded by denying Telcordia's claims and asserting various breaches on the part of Telcordia. The parties were unable to negotiate a mutually acceptable resolution of the dispute. On March 6, 2001, Telcordia initiated arbitration. On May 22, 2001, Telkom South Africa filed with the International Chamber of Commerce its Answer to Telcordia's Demand for Arbitration and its Counterclaims against Telcordia. Telkom South Africa contends in its Counterclaims that Telcordia breached the contract for, among other things, failing to provide deliverables compliant with the requirements of the contract at the times provided in the contract. Telkom South Africa also contends that Telcordia misrepresented its capabilities and the benefits that Telkom South Africa would receive under the contract. Telkom South Africa seeks substantial damages from Telcordia, including repayment of approximately $97,000,000 previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234,000,000. Telcordia disputes Telkom South Africa's contentions and intends to vigorously defend against these claims while pursuing its own claims in the arbitration. Due to the early stage of the arbitration proceedings, the outcome of the arbitration is uncertain and not presently determinable. As of April 30, 2001, the total amount of receivables under the contract, net of deferred revenue, was not significant.

    The Company is also involved in various investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in the opinion of the Company's management, will have a material adverse effect on its consolidated financial position, results of operations, cash flows or ability to conduct business.

Note M—Subsequent Events:

    Subsequent to the three months ended April 30, 2001, the Company's Telcordia venture capital subsidiary converted its shares of preferred stock in Tellium, which was accounted for as a cost investment, into shares of common stock of Tellium concurrent with Tellium's initial public offering. On May 17, 2001, the first day of trading, the Company recognized an unrealized gain, net of taxes, of approximately $232,000,000 in other comprehensive income to reflect the fair market value of these marketable equity securities. The Company also sold shares of VeriSign for a pre-tax loss of approximately $46,131,000.

F–44

12,310,333 Shares
Class A Common Stock

PROSPECTUS

                , 2001

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

    The following table sets forth all fee and expenses incurred in connection with the issuance and distribution of the securities being registered. All such fees and expenses will be paid by the Registrant, except for the SEC registration fee, of which the selling stockholders have been agreed to pay their pro-rata portion.

SEC registration fee	$17,826
Legal fees and expenses	40,000
Printing fees and expenses	90,000
Accounting fees and expenses	15,000
Blue Sky qualification fees	60,000
Miscellaneous	2,174

Total	$225,000

Item 15. Indemnification of Directors and Officers

    Section 102 of the General Corporation Law of the State of Delaware ("GCL") allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The Registrant's Restated Certificate of Incorporation contains a provision which eliminates directors' personal liability as set forth above.

    Article FIFTEENTH of the Registrant's Restated Certificate of Incorporation provides in effect that the Registrant shall indemnify its directors and elected and appointed officers to the fullest extent authorized or permitted by the GCL and authorizes the Board of Directors of the Registrant to provide similar indemnification rights to employees and agents of the Registrant. The indemnification rights provided by Article FIFTEENTH shall continue as to a person who has ceased to be a director or officer of the Registrant and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification includes the right to be paid by the Registrant the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. The rights to indemnification and advancement of expenses contained in Article FIFTEENTH are not exclusive of any rights which an indemnified person may have or hereafter acquire under the Restated Certificate of Incorporation or bylaws of the Registrant, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

    Section 145 of the GCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

II–1

    Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

    The Registrant also has directors and officers liability insurance with policy limits of $100 million, under which directors and officers of the Registrant are insured against certain liabilities which they may incur in such capacities.

Item 16. Exhibits

Exhibit No.	Description of Exhibits	Incorporated by Reference From
4(a)	Article FOURTH of the Registrant's Restated Certificate of Incorporation	Annex I of Registrant's Proxy Statement for the 1999 Annual Meeting of Stockholders as filed April 1999 with the SEC (the "1999 Proxy").
5(a)	Opinion of Douglas E. Scott, Esq.**
10(a)	Bonus Compensation Plan, as restated effective July 9, 1999	Annex III to the 1999 Proxy.
10(b)	Stock Compensation Plan, as amended through April 4, 2001.	Exhibit 10(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2001 (the "2001 10-K").
10(c)	Management Stock Compensation Plan, as amended through April 4, 2001.	Exhibit 10(c) to the 2001 10-K.
10(d)	1999 Stock Incentive Plan, as amended through August 15, 1999.	Exhibit 10(e) to Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2000 (the "2000 10-K").
10(e)	1995 Stock Option Plan, as amended through October 2, 1996.	Exhibit 10(f) to Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1998 (the "1998 10-K").

II–2

10(f)	Keystaff Deferral Plan, as amended through January 3, 2001.	Exhibit 10(f) to the 2001 10-K.
10(g)	Key Executive Stock Deferral Plan, as amended through January 3, 2001.	Exhibit 10(g) to the 2001 10-K.
10(h)	Form of Alumni Agreement.	Exhibit 4(w) to Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1997.
10(i)	Credit Agreement (multi-year facility) with Bank of America NT&SA, Morgan Guaranty Trust Company, Citicorp USA, Inc. and other financial institutions dated as of August 20, 1997.	Exhibit 10(d) to the Form 10-Q for the fiscal quarter ended July 31, 1997.
10(j)	Employment Agreement dated December 18, 1997 between Registrant and R.C. Smith, as amended on February 2, 1998.	Exhibit 10(l) to the 1998 10-K.
10(k)	1998 Stock Option Plan.	Annex I to Registrant's Proxy Statement for the 1998 Annual Meeting of Stockholders as filed May 29, 1998 with the SEC.
10(l)	2001 Employee Stock Purchase Plan.	Annex II to the Registrant's Proxy Statement for the 2001 Annual Meeting of Stockholders as filed May 30, 2001 with the SEC.
13(a)	Annual Report on Form 10-K for the fiscal year ended January 31, 2001.	2001 10-K.
13(b)	Quarterly Report on Form 10-Q for the quarter ended April 30, 2001.	Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2001 filed with the SEC on June 13, 2001.
23(a)	Consent of Douglas E. Scott, Esq. (contained in Exhibit 5(a) to this registration statement).
23(b)	Consent of Deloitte & Touche LLP.**
23(c)	Consent of PricewaterhouseCoopers LLP.**
24	Power of Attorney (included on signature page of this registration statement).

**
Filed herewith.

II–3

Item 17. Undertakings

  (a)
  Rule 415 Offering

    The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
Securities and Exchange Commission Policy Regarding Indemnification

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of the expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes to file a Current Report on Form 8-K after each price determination of the Class A common stock which will include a table showing the values of each element of the formula for the most recent price determination and the three preceding price determinations.

II–4

Signatures

    Pursuant to the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California on August 15, 2001.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
By:	/s/ JR BEYSTER J.R. Beyster Chairman of the Board and Chief Executive Officer

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints J.D. Heipt and D.E. Scott, or any one of them jointly and severally, such person's attorneys-in-fact, each with the power of substitution, for such person in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement on Form S-2 and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, and hereby ratifies and confirms all that each of said attorneys-in-fact, or each of their substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JR BEYSTER J.R. Beyster	Chairman of the Board and Principal Executive Officer	August 15, 2001
/s/ TE DARCY T.E. Darcy	Principal Financial Officer	August 15, 2001
/s/ PN PAVLICS P.N. Pavlics	Principal Accounting Officer	August 15, 2001
/s/ DP ANDREWS D.P. Andrews	Director	August 15, 2001
/s/ WH DEMISCH W.H. Demisch	Director	August 15, 2001
D.W. Dorman	Director	August , 2001

II–5

/s/ WA DOWNING W.A. Downing	Director	August 15, 2001
/s/ JE GLANCY J.E. Glancy	Director	August 15, 2001
/s/ BR INMAN B.R. Inman	Director	August 15, 2001
/s/ AK JONES A.K. Jones	Director	August 15, 2001
/s/ HMJ KRAEMER, JR. H.M.J. Kraemer, Jr.	Director	August 15, 2001
/s/ CB MALONE C.B. Malone	Director	August 15, 2001
/s/ SD ROCKWOOD S.D. Rockwood	Director	August 15, 2001
L.A. Simpson	Director	August , 2001
/s/ RC SMITH, JR. R.C. Smith, Jr.	Director	August 15, 2001
/s/ ME TROUT M.E. Trout	Director	August 15, 2001
/s/ JP WALKUSH J.P. Walkush	Director	August 15, 2001
/s/ JH WARNER, JR. J.H. Warner, Jr.	Director	August 15, 2001
/s/ JA WELCH J.A. Welch	Director	August 15, 2001
/s/ AT YOUNG A.T. Young	Director	August 15, 2001

II–6

QuickLinks

Table of Contents
Risk Factors
Statement Regarding Forward-Looking Statements
The Limited Market
Use of Proceeds
Determination of Offering Price
Selected Financial Information
Plan of Distribution
Description of Capital Stock
Selling Stockholders
Business
Management's Discussion and Analysis of Financial Condition and Results of Operations
Legal Matters
Experts
Available Information
Incorporation of Information by Reference
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT ACCOUNTANTS
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION CONSOLIDATED BALANCE SHEETS
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS For the years ended January 31, 2001, 2000 and 1999
Condensed Consolidated Statements of Income
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Cash Flows
Notes to Condensed Consolidated Financial Statements
PART II Information Not Required in Prospectus
Signatures